SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of Business Report for the 1st Half of 2005

2. Exhibit 99.1_Kookmin Bank Review Report for the 1st Half of 2005

Summary of Business Report for the 1st Half of 2005

On August 16, 2005, Kookmin Bank filed its business report for the first half of 2005 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

Accounting policy with respect to the private funds in which we hold interest in the form of wholly–owned beneficiary certificates, or WOBCs, was changed in April 2005. Before the change, unrealized Gain or Loss on WOBCs was recognized as non-interest income from beneficiary certificates in the income statement. However, it should be recognized as a capital adjustment in owner’s equity section of balance sheet after the change. The financial statements for the years 2002 and 2003, respectively, do not require adjustment because unrealized gain or loss on WOBCs was already reflected as a capital adjustment for those periods.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Non-Banking Financing Act, and

•	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

•	November 1, 2001

Incorporated and listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated two brand operations onto a single information technology platform

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

•	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Commission

•	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

•	December 16, 2003

Completed strategic investment in Bank International Indonesia (BII) through the Consortium of Sorak Financial Holdings, of which we hold 25% stake

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004

Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

•	July 22, 2004

Made an alliance with China Construction Bank for the foreign currency business

•	August 31, 2004

Made a contract with ING for the strategic investment on KB Life

•	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in Extraordinary General Shareholders’ Meeting

•	November 09, 2004

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

•	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	March 02, 2005

Open   KB Satellite Broad Casting System   for the first time in the world

•	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

•	June 16, 2005

Disposed 27,423,761 shares of treasury stock by means of the combination of domestic over-the-counter-sales and an international issuance of depository receipts

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of June 30, 2005, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock1

The following table shows the acquisition and disposition of our treasury stock as of June 30, 2005. (Units: in millions of Won unless indicated otherwise)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252
3rd quarter, 2004	Disposition due to exercise of stock option by grantees	592	26,197	44,252
4th quarter, 2004	Disposition due to exercise of stock option by grantees	48,374	2,140,646	44,252
1st quarter, 2005	Disposition due to contribution to ESOP account and exercise of stock option by grantees	1,095,038	48,457,622	44,252
2nd quarter, 2004[2]	Disposition due to domestic over the counter sales and an international issuance of depository receipts and exercise of stock option by grantees	28,473,662	1,260,016,491	44,252

Total	—	312,509	13,845,442	—

[1]	Disposed 2,000,000 shares of Treasury stock for the purpose of contribution to ESOP on February 23, 2005 and April 12, 2005.
[2]	On June 16, 2005, KB disposed 27,423,761 shares of Treasury Stock pursuant to the decision of BOD on April 27, 2005 for the purpose of the improvement of capital structure.

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of June 30, 2005.

(Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
28-Feb-00	Jan Op de Beeck	Director& Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	30,000	0
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	20,000	10,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	4,100	2,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	2,486	0
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	1,093	3,707
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	35,975	31,308
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	7,000	23,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	13,216	3,275
18-Mar-00	Sang Hoon Kim	Chairman& CEO	19-Mar-03	18-Mar-05	23,469	41,460	41,460	0
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	1,000	28,614
15-Mar-01	Jong Min Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	1,870	0
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	3,845	8,000

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Han Koo Ji & 36 others	Employees	16-Mar-04	15-Mar-09	28,027		39,092	10,067	29,025

16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	X1		500,000	0	500,000
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09			150,000	0	150,000

22-Mar-02	Choul Ju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10	Y2		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10			10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000

22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100		20,522	0	20,522
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100		26,405	0	26,405
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100		30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100		147,658	0	147,658
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800		30,000	0	30,000

21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	Y	[3]	6,678	0	6,678
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11			6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11			6,678	0	6,678
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11			6,678	0	6,678
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11			6,678	0	6,678
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351

21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000		7,024	0	7,024
21-Mar-03	Won Suk Oh & 5 others	Employees	22-Mar-06	21-Mar-11	35,500		63,650	0	63,650
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500		5,091	0	5,091

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
2.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[3]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429

29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	Y	[4]	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11			3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11			3,330	0	3,330

09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,452	0	7,452
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100		48,837	0	48,837

23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	Y	[5]	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12			5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12			5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12			5,000	0	5,000

23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	0	10,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X	[6]	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Auditor & Executive Director	19-Mar-08	18-Mar-13	X	[7]	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000

[4]	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The increase rate of Comparative Industry Index = (B-A)/A

A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

[5]	Exercise price = 47,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[6]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[7]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Jung Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sung Soo Jung & 21 others	Employees	19-Mar-08	18-Mar-13	46,800		345,000	0	345,000

18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13	X	[7]	15,000	0	15,000
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000

27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700		15,000	0	15,000
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000

Total							3,524,689	229,220	3,295,469

1.4. Employee Stock Ownership Association1

	Beginning balance (January 1, 2005)	Increase	Decrease	Ending Balance (June 30, 2005)	Remarks
Registered common stock	1,944,211	1,584,931	103,852	3,425,290	—
Total	1,944,211	1,584,931	103,852	3,425,290	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution to pay dividend for the fiscal year of 2004, and shareholders of Kookmin Bank approved of the dividend payout for the year at the general shareholders’ meeting held on March 18, 2005

(Units: in millions of Won unless indicated otherwise)

	2004	2003	2002
Net (loss) income for the period	360,454	(930,356)	1,310,291
Diluted (loss) earnings per share (Won)	1,176[2]	(2,854)	4,123
Total dividend amount	168,574	—	325,232
Dividend payout ratio (%)	46.77[3]	—	24.82
Cash dividend per common share (Won)	550	—	1,000
Stock dividend per common share (%)	—	—	—
Dividend per preferred share (Won)	—	—	—
Dividend yield ratio (%)	1.42[4]	—	2.19

[1]	Disposed 2,000,000 shares of Treasury stock for the purpose of contribution to ESOP on February 23, 2005 and April 12, 2005.
[2]	Earnings per share = net income (360,454,000,000 Won) / weighted average number of shares (306,529,707 shares).
[3]	Dividend payout ratio = total dividend amount for common shares (168,574,000,000 Won) / net income (360,454,000,000 Won).
[4]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2004 (38,720 Won).

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

(Unit: in millions of Won)	June 30, 2005		December 31, 2004		December 31, 2003
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Deposits	115,050,961	2.87	118,017,849	3.29	117,045,837	3.69
Certificate of deposit	4,594,957	3.59	6,108,179	4.06	4,068,327	4.45
Borrowings	2,732,933	2.94	3,053,890	3.43	3,625,926	3.89
Call money	794,561	3.10	1,117,576	3.55	1,315,639	3.93
Other	25,391,198	5.05	23,376,439	5.61	23,311,299	5.91

Subtotal	148,564,610	3.27	151,673,933	3.68	149,367,028	4.06

Foreign currency
Deposits	1,382,236	1.30	1,777,402	0.61	1,276,952	0.84
Borrowings	2,859,785	1.69	2,796,300	0.94	3,462,883	1.01
Call money	206,693	2.79	145,809	1.43	150,609	1.07
Finance debentures issued	694,390	3.58	824,745	2.28	773,840	2.11
Other	48,871	—	40,383	—	26,491	—

Subtotal	5,191,795	1.86	5,584,639	1.04	5,690,775	1.12

Other
Total Shareholders Equity	9,819,232	—	9,284,477	—	12,053,112	—
Allowances	694,653	—	459,124	—	98,422	—
Other	12,890,624	—	12,773,040	—	9,509,283	—

Subtotal	23,404,509	—	22,516,641	—	21,660,817	—

Total	177,161,094	2.80	179,775,213	3.14	176,718,620	3.47

2.1.2. Uses of Fund

(Unit: in millions of Won)	June 30, 2005		December 31, 2004		December 31, 2003
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Due from banks	228,147	2.39	184,593	0.83	165,358	1.37
Securities	27,020,409	4.23	23,930,678	5.17	30,069,922	7.26
Loans	121,553,513	6.21	125,504,672	6.64	121,725,298	7.10
Advances for customers	31,063	1.48	71,213	2.01	96,547	5.79
Call loan	1,606,450	3.37	1,661,772	3.78	685,953	3.92
Private placement corporate bonds	1,475,635	7.21	1,322,470	6.58	1,287,623	10.26
Credit card accounts	7,299,631	14.20	9,581,330	10.83	6,698,954	10.44
Other	58,554	—	172,783	—	298,858	—
Allowance for credit losses (-)	3,193,893	—	3,844,941	—	1,823,976	—

Subtotal	156,079,509	6.40	158,584,570	6.86	159,204,537	7.41

Foreign currency
Due from banks	662,623	2.61	632,526	1.34	612,862	1.33
Securities	863,302	5.54	1,208,124	3.88	1,269,538	5.23
Loans	3,010,846	3.33	2,675,293	3.61	2,785,091	3.11
Call loan	155,708	2.89	114,606	1.63	84,803	1.28
Bills bought	2,211,349	2.45	1,904,560	1.88	1,983,368	1.83
Other	2,221	—	4,812	—	12,391	—
Allowance for credit losses (-)	67,151	—	94,501	—	132,105	—

Subtotal	6,838,898	3.29	6,445,420	2.97	6,615,948	3.03

Other
Cash	972,484	—	965,852	—	968,815	—
Fixed assets held for business	2,566,117	—	3,084,589	—	3,210,463	—
Other	10,704,086	—	10,694,782	—	6,718,857	—

Subtotal	14,242,687	—	14,745,223	—	10,898,135	—

Total	177,161,094	5.76	179,775,213	6.16	176,718,620	6.79

2.1.3. Fee Transactions

(Unit: in millions of Won)

	June 30, 2005	June 30, 2004	December 31, 2004
Fee Revenue
Won currency
Guarantees	2,640	2,295	4,957
Commissions received	389,623	372,258	776,852
Credit card	534,339	634,014	1,599,205
NHF	85,739	78,843	160,874

Foreign currency
Guarantees	1,853	1,248	2,593
Others	38,115	36,422	75,016

Subtotal	1,052,309	1,125,080	2,619,497

Fee Expense
Won & foreign currency
Commissions paid in Won	37,829	31,112	78,681
Credit card	102,282	210,912	353,324
Others	10,770	9,601	20,169

Subtotal	150,881	251,625	452,174

Fee Income	901,428	873,455	2,167,323

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2005		December 31, 2004		December 31, 2003
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won
Demand deposits	14,404,444	16,016,643	12,994,946	14,338,784	12,192,971	14,110,288
Time & savings deposits	93,260,633	90,706,956	96,637,551	94,723,601	96,668,084	97,616,747
Mutual installment deposits	5,929,539	5,653,125	6,682,928	6,306,923	6,958,043	7,054,753
Mutual installment for housing	5,121,688	4,936,287	5,453,713	5,295,274	5,161,535	5,423,853
Certificates of deposits	4,594,957	5,728,886	6,108,179	4,911,891	4,068,327	6,499,258

Subtotal	123,311,261	123,041,897	127,877,317	125,576,473	125,048,960	130,704,899

Deposits in foreign currency	1,382,236	1,553,583	1,769,828	1,434,061	1,276,952	1,475,374
Trust deposits
Money trust	7,008,327	6,626,723	7,701,447	7,028,835	13,064,749	10,278,357
Property trust	11,500,321	10,601,391	16,297,382	12,534,329	24,512,746	21,453,761

Subtotal	18,508,648	17,228,114	23,998,829	19,563,164	37,577,495	31,732,118

Total	143,202,145	141,823,594	153,645,974	146,573,698	163,903,407	163,912,390

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2005	December 31, 2004	December 31, 2003
Deposits	121,275	123,945	119,593
Deposits in Won	120,221	122,585	118,756

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2005	December 31, 2004	December 31, 2003
Deposits	7,673	7,232	7,487
Deposits in Won	7,606	7,152	7,434

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2005		December 31, 2004		December 31, 2003
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	121,546,312	119,731,431	125,496,237	122,721,898	121,705,493	123,715,244
Loans in foreign currency	4,354,074	5,195,260	4,011,351	3,860,828	4,160,185	4,019,930
Advances to customers	31,063	14,933	73,801	32,120	107,091	89,665

Subtotal	125,931,449	124,941,624	129,581,389	126,614,846	125,972,769	127,824,839

Trust account loans	341,554	323,870	429,054	361,906	531,500	489,788

Total	126,273,003	125,265,494	130,010,443	126,976,752	126,504,269	128,314,627

2.2.5. Loan Balances as of June 30, 2005 by Maturity

(Unit: in millions of Won)

	1 year & Less	More than 1 year~ 3 years	More than 3 years~ 5 years	More than 5 years	Total
Loans in Won	67,357,397	29,397,497	8,153,229	14,823,308	119,731,431
Loans in foreign currencies	4,239,875	532,789	191,162	231,434	5,195,260

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2005	December 31, 2004	December 31, 2003
Loans to enterprise
Loans for operations	30,329,268	31,678,117	35,351,506
Loans for facility	5,727,731	6,286,747	6,631,703
Loans to households	42,536,279	42,790,337	42,884,305
Loans to public sector & others
Loans for operations	575,267	673,456	526,227
Loans for facility	36,926	40,383	42,473
Loans on property formation savings	7,675	9,719	62,963
Loans for housing	40,512,600	41,234,086	38,199,290
Inter-bank loans	3,219	6,114	12,815
Others	2,466	2,939	3,962

Total	119,731,431	122,721,898	123,715,244

2.2.7. Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	June 30, 2005	December 31, 2004	December 31, 2003
Loans[1] (A)	121,546,312	125,496,237	121,705,493
Deposits[2] (B)	123,311,261	127,877,317	125,048,960
Loan to deposit ratio (A/B)	98.57	98.14	97.33

2.2.8. Acceptances and Guarantees

(Unit: in millions of Won)

	June 30, 2005	December 31, 2004	December 31, 2003
Determined	1,295,600	975,788	800,297
Contingent	1,823,288	1,311,774	1,281,518
Total	3,118,888	2,287,562	2,081,815

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

	June 30, 2005		December 31, 2004[1]		December 31, 2003
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)
Monetary stabilization bonds	10,265,060	9,400,394	7,150,535	10,524,835	4,343,978	5,540,598
Government and public bonds	5,621,524	7,015,224	4,753,135	4,675,093	5,630,422	5,885,595
Debentures	6,528,972	7,191,591	7,013,765	6,152,749	12,315,840	8,936,220
Stocks	1,282,570	1,380,149	1,003,131	1,282,050	1,380,254	877,013
Others	4,797,918	3,952,202	5,332,583	5,583,538	7,687,051	7,299,404

Subtotal	28,496,044	28,939,560	25,253,149	28,218,265	31,357,545	28,538,830

Securities in Won (Trust account)
Monetary stabilization bonds	1,013,789	978,834	1,222,004	1,152,621	984,380	878,077
Government and public bonds	1,011,025	868,999	922,790	837,080	1,182,165	1,252,419
Debentures	2,035,267	2,094,828	2,363,630	2,312,459	5,876,064	4,080,362
Stocks	517,919	513,192	564,538	510,650	763,277	592,379
Others	2,576,973	2,613,888	2,101,832	2,324,393	3,208,160	2,106,262

Securities in foreign currency (Trust Account)	358,901	251,415	662,549	449,415	868,819	767,675

Subtotal	7,513,874	7,321,156	7,837,343	7,586,618	12,882,865	9,677,174

Securities in foreign currency (Banking account)
Foreign securities	564,942	610,715	894,722	745,352	999,806	1,072,483
Off-shore foreign securities	298,360	272,022	313,402	205,455	269,732	277,663

Subtotal	863,302	882,737	1,208,124	950,807	1,269,538	1,350,146

Total	36,873,220	37,143,453	34,298,616	36,755,690	45,509,948	39,566,150

2.2.10. Trust Account

(Unit: in millions of Won)

	June 30, 2005		December 31, 2004		December 31, 2003
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	336	26,921	369	8,365	559	45,682
Performance trust	18,508,312	38,485	23,998,460	93,856	37,576,936	186,851

Total	18,508,648	65,406	23,998,829	102,221	37,577,495	232,533

[1]	Restated due to the change in accounting treatment for Wholly Owned Beneficiary Certificates by FSS

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

	As of or for the years ended of indicated dates
	June 30, 2005	December 31, 2004	December 31, 2003
Number of card holders (Person)
Corporate	169,369	182,109	147,813
Individual	10,824,897	11,362,173	10,990,703
Number of merchants	1,490,674	1,491,730	1,528,872
Sales volume[1]	30,094,450	66,348,465	92,535,500
Fee revenue	1,174,198	2,800,901	4,012,017

2.3. Branch Networks

As of June 30, 2005, we have 1,079 branches and 45 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes lump-sum & installment purchase and cash advances.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	June 30, 2005[1]	December 31, 2004	December 31, 2003
Risk-adjusted capital (A)	14,651,210	13,334,531	12,499,543
Risk-weighted assets (B)	119,561,616	121,081,735	127,370,180
BIS ratios (A/B)	12.25	11.01	9.81

2.4.2. Non-Performing Loans2

(Units: in millions of Won unless indicated otherwise)

June 30, 2005		December 31, 2004		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
3,058,060	2.27%	3,207,190	2.35%	-149,130	-0.08	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

	June 30, 2005	December 31, 2004	December 31, 2003
Loan losses allowance
Loans in Won	3,218,797	3,181,433	3,946,059
Loans in foreign currencies	4,764	4,662	2,677

Total	3,223,561	3,186,095	3,948,736

Provision for loan losses	896,065	3,068,248	1,431,181

[1]	Tentative ratio
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	June 30, 2005[1]	December 31, 2004[2]	December 31, 2003[3]
Beginning balance	3,186,095	3,948,736	2,420,410
Net Write-Off	(858,599)	(3,830,889)	97,145
Write-Off	(944,898)	(5,260,962)	(4,509,979)
Recovery	171,873	286,464	270,422
Other	(85,574)	1,143,609	4,336,702
Provision for loan losses	896,065	3,068,248	1,431,181
Ending balance	3,223,561	3,186,095	3,948,736

[1]	Includes present value discounts and allowance for other assets amounting to 22,417 million won and 59,583 million won, respectively as of June 30, 2005
[2]	Includes present value discounts, allowances for trusted credit card, allowances for reserved assets, allowances for other assets amounting to 22,780 million won, 192,221 million won, 27,291 million won, 38, 692 million won, respectively as of December 31, 2004
[3]	Includes present value discounts and allowance for other assets amounting to 30,442 million won and 24,252 million won, respectively, that had been recorded as of December 31, 2003

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	June 30, 2005	December 31, 2004[1]
Cash and due from banks	6,232,879	5,139,604
Securities	28,164,695	27,965,441
Loans	133,750,474	135,769,326
Fixed assets	2,501,472	2,633,218
Other assets	10,313,770	8,296,164

Total assets	180,963,290	179,803,753

Deposits	124,595,480	127,010,534
Borrowings	11,708,560	9,634,296
Debentures	18,589,743	21,874,695
Other liabilities	15,080,263	12,105,686

Total liabilities	169,974,046	170,625,211

Capital stocks	1,681,896	1,681,896
Capital surplus	6,255,029	6,230,738
Retained earnings	2,567,934	1,846,895
Capital adjustments	484,385	(580,987)

Total shareholders’ equity	10,989,244	9,178,542

Liabilities and Shareholders’ Equity	180,963,290	179,803,753

Operating revenue	9,085,563	20,532,036
Operating income	1,240,499	1,740,380
Continuing (loss) income before income taxes	1,310,120	629,911

Net (loss) income	889,951	360,454

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full- financial statements and relevant notes. The Report is also available at our website www.kbstar.com.

[1]	Restated due to the change in accounting treatment for Wholly Owned Beneficiary Certificates by FSS

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Deloitte Hana Anjin LLC has reviewed our financial statements for the first half of 2005. The aggregate contract fee for the audit and review fees for the fiscal year 2005 is 1,350 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2005	—	—
2004	- Refinancing	230
	- Due Diligence regarding the possible acquisition of DITC/ KITC	300
	- US GAAP calculation of provision for the third quarter of 2004	100
	- US GAAP conversion for 2004	USD 3,600 thousand
2003	- US GAAP conversion for 2003	USD 3,950 thousand
	- Refinancing	275
	- Due Diligence on Bank International Indonesia	SGD 313 thousand
	- US GAAP conversion for 2002	USD 3,800 thousand
	- Due Diligence on Kookmin Credit Card	250
	- SEC Filing regarding the proposed merger with Kookmin Credit Card	USD 30 thousand

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	Matters relating to business objectives and performance evaluation;

•	Matters relating to amendments of the Articles of Incorporation;

•	Matters relating to budget and accounting including salaries of directors and employees;

•	Matters relating to major organizational changes such as dissolution, business transfer and merger;

•	Matters relating to internal control standards; or

•	Other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	The Board Steering Committee;

•	The Management Strategy Committee;

•	The Risk Management Committee;

•	The Audit Committee;

•	The Compensation Committee; and

•	The Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general shareholders’ meeting. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general shareholders’ meeting, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general shareholders’ meeting. The committee holds regular meetings every quarter and as-needed basis.

5.3. Compensation to Directors

For the 6 months period ended June 30, 2005, the aggregate of the remuneration paid to the directors is 1,539 million Won.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors (Except auditor & executive director and non-executive directors)	1,067	8,000	357
2) Non Executive Directors (Except members of audit committee)	205		31
3) Members of Audit Committee	267		49

Total	1,539	8,000	104

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general shareholders’ meeting is adopted by resolution of the board of directors, at which the convening of the general shareholders’ meeting is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general shareholders’ meeting.

5.5. Share Ownership1

The following table presents information regarding the selected major ownership of our shares as of June 30, 2005.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[2]	47,503,730	14.12
ING Bank N.V Amsterdam	13,650,001	4.06

[1]	Information based on December 31, 2004
[2]	Depositary of ADRs

5.6. Affiliated Companies

5.6.1. List of Affiliates1

As of June 30, 2005, we have following affiliates.

•	KB Investment Co., Ltd.

•	KB Asset Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	KB Data Systems Corporation

•	KB Futures Co., Ltd.

•	KB Life Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Hong Kong Ltd.

•	Sorak Financial Holdings

5.6.2. Operating Results of Affiliates

(Unit: in millions of Won)

		Operating results
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment[2]	December 31, 2004	87,307	8,523	78,784	21,002	1,709
KB Asset Management[3]	March 31, 2005	69,929	6,372	63,557	31,948	13,881
KB Real Estate Trust[2]	December 31, 2004	201,221	143,150	58,071	51,693	(40,058)
KB Credit Information[2]	December 31, 2004	27,847	6,760	21,087	37,793	2,425
KB Data Systems Corp. [2]	December 31, 2004	22,257	6,426	15,831	40,076	1,579
KB Futures[3]	March 31, 2005	37,358	10,740	26,618	8,638	1,199
ING Life Korea[3]	March 31, 2005	5,624,538	5,174,566	449,972	2,637,377	145,773
KB Life Co.,Ltd. [3]	March 31, 2005	183,793	157,843	25,950	94,267	(4,245)
Kookmin Bank International (London)[4]	December 31, 2004	306,764	254,608	52,156	6,922	972
Kookmin HK Ltd.[4]	December 31, 2004	491,546	424,673	66,873	8,488	3,442
Sorak Financial Holdings[4]	December 31, 2004	302,317	219	302,098	14,885	13,376

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures. Also excluded as follows; Kookmin Bank Luxembourg.S.A has been completed liquidation procedures on November. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited have been under liquidation procedures.
[2]	Operating results based on December 31, 2004
[3]	Operating results based on March 31, 2005
[4]	Operating results based on June 30, 2005

6. Directors, Senior Management and Employees

As of June 30, 2005, our board of directors, which consists of 4 executive directors and 9 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1. Executive Directors

Our 4 executive directors consist of the President & CEO, Auditor and two Senior Executive Vice Presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Auditor & Executive Director	—
Kap Shin	09/04/1955	Executive Director & SEVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & SEVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of June 30, 2005, 9 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Dong Soo Chung	09/24/1945	Non-Executive Director	1,550
Hoon Namkoong	06/26/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	2,210
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Ki Hong Kim	01/10/1957	Non-Executive Director	2,320
Chang Kyu Lee	05/20/1951	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,310

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of June 30, 2005.

Name	Date of Birth	Position	Common Shares Owned
Dong Won Kim	03/01/1953	Senior Executive Vice President	0
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Ahn Sook Koo	03/16/1955	Senior Executive Vice President	—
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Seung Kyo Lee	10/25/1959	Senior Executive Vice President	—
Jun Bo Cho	09/15/1951	Senior Executive Vice President	906
Jung Min Kim	05/08/1951	Senior Executive Vice President	94

6.4. Employees

The following table shows the breakdown of our employees as of June 30, 2005.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees	Total Payment for the 1st half of 2005[2]	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	12,906	1,219	14,125	16.43	509,037	6.0
Female	4,255	6,716	10,971	14.04	234,517	3.6

Total	17,161	7,935	25,096	15.85	743,554	4.9

[1]	Number of employees are calculated based on an arithmetic mean from January 31, 2005 to June 30, 2005 and local employees in overseas branches are excluded
[2]	Only based on personnel expense and welfare cost

7. Related Party Transactions

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1. Transactions with the Largest Shareholders or Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005)	Increase	Decrease	Ending Balance (June 30, 2005)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	48	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	2	—	8,000
KB Credit Information	Affiliate	Equity Securities of Affiliate	5,868	—	—	5,868
KB Life[2]	Affiliate	Equity Securities of Affiliate	30,000	—	14,700	15,300
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,876	—	390	20,486
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	40,180	—	1,683	38,497

Total			294,295	50	16,773	277,572

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures
[2]	Established on 29 April, 2004

7.2. Transactions with Other than the Largest Shareholders or Affiliates

7.2.1. Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005	Ending Balance (June 30, 2005)	Increase / (Decrease) for the period
Ki Hong Kim	Non executive director	Housing loans	18	18	0
Kyung Namkoong	Related party of Non executive director, Hoon Namkoong	Housing loans	170	213	43
Samsung Electro-Mechanics	Related party of Non executive director, Hoon Namkoong	Loans for working capital	0	50,000	50,000
Hyun Duk Shin	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	50	50	0
Young Sin Yoon	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	2	1	(1)
Chan Jung Lee	Related party of Non executive director, Dong Soo Chung	Household loans	93	0	(93)
Yong Jin Kim	Related Party of Auditor & Executive Director, Hyung Duk Chang	Household loans	0	140	140
Seo Young Chung	Related Party of Non-executive director, Dong Soo Chung	Household loans	0	1	1

Total			333	50,423	50,090

7.2.2. Securities Transactions

(Units: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains / Losses
DSME Co.	Related party of Non executive director, Dong Soo Chung	Equity securities	3,682	6,762	10,444	768
Samsung Electro-Mechanics	Related party of Non executive director, Hoon Namkoong	Equity securities	885	885	1,770	33

Total			4,567	7,647	12,214	801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 16, 2005	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Executive Director / Senior Executive Vice President &
Chief Financial Officer

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of June 30, 2005 and the related non-consolidated statements of income and cash flows for the six months ended June 30, 2005, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our review. The accompanying non-consolidated statements of income and cash flows for the six months ended June 30, 2004, which are presented for comparative purposes, were reviewed by other accountants, whose report dated July 15, 2004 stated that nothing came to their attention that caused them to believe that these financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

The accompanying non-consolidated balance sheet as of December 31, 2004 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) were audited in accordance with auditing standards generally accepted in the Republic of Korea by other auditors, and in their report dated February 4, 2005, they expressed an unqualified opinion on those financial statements. As explained in Note 2, their reports for the year ended December 31, 2004 were prepared before reflecting the changes in accounting principles, and the accompanying balance sheet as of December 31, 2004, which is comparatively presented, was restated to reflect the changes in accounting principles.

Without affecting our conclusion, we draw attention to the following:

As explained in Note 2 to non-consolidated financial statements, the Bank recorded all assets and liabilities comprising of private beneficiary certificates as their original accounts, and all gains and losses from all private beneficiary certificates as income from beneficiary certificates as of and for the year ended December 31, 2004. However, in accordance with the new interpretation by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. Due to this change, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. In addition, total assets, total liabilities and capital adjustments as of June 30, 2005 decreased by (Won)24,056 million, (Won)24,056 million and (Won)48,164 million, respectively, and net income for the six months then ended increased by (Won)48,164 million due to the above accounting change.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

Deloitte HanaAnjin LLC

Seoul, Korea

July 29, 2005

Notice to Readers

This report is effective as of July 29, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountant’s review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
ASSETS

Cash and due from banks (Notes 3, 20 and 21)	(Won)	6,232,879	(Won)	5,139,604

Securities (Notes 4, 20 and 21)		28,164,695		27,965,441
Loans (Notes 5, 6, 7, 20 and 21)		133,750,474		135,769,326
Fixed assets (Note 8)		2,501,472		2,633,218
Other assets (Note 9)		10,313,770		8,296,164

	(Won)	180,963,290	(Won)	179,803,753

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	124,595,480	(Won)	127,010,534
Borrowings (Notes 11, 20 and 21)		11,708,560		9,634,296
Debentures (Notes 12, 20 and 21)		18,589,743		21,874,695
Other liabilities (Notes 13, 14, 15 and 16)		15,080,263		12,105,686

		169,974,046		170,625,211

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,255,029		6,230,738
Retained earnings before appropriations (Net income of (Won)889,951 million for the six months ended June 30, 2005 and (Won)360,454 million for the year ended December 31, 2004)		2,567,934		1,846,895
Capital adjustments		484,385		(580,987)

		10,989,244		9,178,542

	(Won)	180,963,290	(Won)	179,803,753

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	11,363	(Won)	4,138
Interest on securities (Note 21)		495,915		528,510
Interest on loans (Note 21)		4,542,051		5,273,398
Other interest income		40,981		50,698

		5,090,310		5,856,744

Commission income		1,052,318		1,125,132

Other operating income:
Gain on disposal of trading securities		39,854		96,699
Gain on valuation of trading securities (Note 4)		2,167		33,134
Dividends on trading securities		4,770		2,965
Dividends on available-for-sale securities		3,236		7,614
Foreign exchange trading income		124,588		121,769
Fees and commissions from trust accounts (Note 26)		73,891		58,974
Gain on financial derivatives trading		1,720,345		1,459,391
Gain on valuation of financial derivatives (Note 19)		894,154		677,777
Gain on valuation of fair value hedged items (Note 19)		19,604		12,263
Other operating income		60,326		43,477

		2,942,935		2,514,063

Total operating revenues		9,085,563		9,495,939

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		1,633,482		2,018,923
Interest on borrowings (Note 21)		157,534		179,322
Interest on debentures (Note 21)		559,368		530,500
Other interest expenses		15,806		38,280

		2,366,190		2,767,025

Commission expense		150,881		251,625

Other operating expenses:
Loss on disposal of trading securities		42,529		48,605
Provision for possible loan losses (Note 7)		896,065		1,608,382
Provision for acceptance and guarantee losses (Note 14)		1,424		219
Foreign exchange trading losses		134,131		79,894
Loss on financial derivatives trading		1,518,833		1,418,054
Loss on valuation of financial derivatives (Note 19)		1,002,760		700,201
Other operating expenses		265,377		505,689

		3,861,119		4,361,044

General and administrative expenses (Note 22)		1,466,874		1,316,370

Total operating expenses		7,845,064		8,696,064

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING INCOME	(Won)	1,240,499	(Won)	799,875
NON-OPERATING INCOME (Note 23)		407,515		248,420
NON-OPERATING EXPENSES (Note 23)		337,894		692,983

ORDINARY INCOME		1,310,120		355,312
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		1,310,120		355,312
INCOME TAX EXPENSE (Note 24)		420,169		114,489

NET INCOME	(Won)	889,951	(Won)	240,823

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,878	(Won)	786

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,878	(Won)	786

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,877	(Won)	786

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,877	(Won)	786

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	889,951	(Won)	240,823

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		42,529		48,605
Provision for possible loan losses		896,065		1,608,382
Loss on financial derivatives trading		1,518,833		1,418,054
Loss on valuation of financial derivatives		1,002,760		700,201
Loss on valuation of securities accounted for using the equity method		8,916		4,407
Provision for severance benefits		66,806		55,163
Depreciation and amortization		156,635		201,979
Loss on disposal of available-for-sale securities		9,666		9,893
Loss on impairment of available-for-sale securities		6,085		59,759
Loss on disposal of tangible assets		1,827		1,537
Loss on sale of loans		1,417		511,267
Gain on disposal of trading securities		(39,854)		(96,699)
Gain on valuation of trading securities		(2,167)		(33,134)
Gain on financial derivatives trading		(1,720,345)		(1,459,391)
Gain on valuation of financial derivatives		(894,154)		(677,777)
Gain on valuation of fair value hedged items		(19,604)		(12,263)
Gain on valuation of securities accounted for using the equity method		(53,152)		(20,886)
Gain on disposal of available-for-sale securities		(168,122)		(100,192)
Gain on disposal of tangible assets		(8,644)		(1,688)
Gain on sale of loans		(71,593)		(23,769)
Others, net		162,095		205,893

		895,999		2,399,341

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Korean Won
	2005		(Restated) 2004
	(In millions)
Changes in assets and liabilities resulting from operations:
Net increase in other receivables	(Won)	(3,300,153)	(Won)	(3,453,043)
Net decrease (increase) in accrued income		(27,840)		53,106
Net decrease in prepaid expenses		99,090		162,773
Net decrease (increase) in deferred income tax assets		(105,779)		37,291
Net increase in other payables		2,809,638		3,610,823
Net increase (decrease) in accrued expenses		220,874		(96,165)
Net increase in advances from customers		110,429		272,337
Payment of severance benefits		(54,210)		(30,174)
Decrease in severance insurance deposits		28,297		14,448
Others, net		144,724		29,431

		(74,930)		600,827

Net cash provided by operating activities		1,711,020		3,240,991

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks		(1,042,562)		(1,621,484)
Net decrease in trading securities		988,642		246,950
Net decrease in available-for-sale securities		3,052,671		2,036,918
Net decrease (increase) in held-to-maturity securities		(4,156,494)		385,906
Net decrease in securities accounted for using the equity method		31,297		2,932
Net decrease (increase) in loans		1,187,221		(1,020,915)
Disposal of fixed assets		21,461		4,095
Purchase of fixed assets		(39,570)		(87,315)
Net decrease in other assets		487,045		320,372

Net cash provided by investing activities		529,711		267,459

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(2,415,054)		(2,261,326)
Net increase (decrease) in debentures		(3,344,508)		475,716
Net increase (decrease) in borrowings		2,074,264		473,073
Net increase (decrease) in other liabilities		1,492,686		(2,523,847)

Net cash used in financing activities		(2,192,612)		(3,836,384)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		48,119		(327,934)

CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		3,319,349		3,771,757

CASH AND DUE FROM BANKS, END OF PERIOD (Note 30)	(Won)	3,367,468	(Won)	3,443,823

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

1. GENERAL:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As of June 30, 2005, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 49,034,558 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,103 domestic branches and offices (with 195 automated teller machines) and three overseas branches (excluding 2 subsidiaries and 1 office) as of June 30, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of June 30, 2005 and December 31, 2004, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)7,767,375 million and (Won)8,600,175 million, respectively, and the related accrued interest income not recognized amounted to (Won)615,876 million and (Won)551,683 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1) Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2) Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3) Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4) Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds 15 percent or more of the issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of the investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of the investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

(5) Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6) Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income or expense.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, BBB, BB, BB -, B, B -, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B- to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed minimum percentages of 0.75 percent and 1 percent for normal, 8 percent and 12 percent for precautionary, 20 percent for substandard, 55 percent and 60 percent for doubtful, and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides an allowance for possible loan losses of 1 percent for normal and 10 percent for precautionary, instead of providing 0.75 percent for normal and 8 percent for precautionary.

The Bank partially changed the accounting estimation in providing allowance for household loans in accordance with the Supervisory Regulation during the current year. The Bank extended the scope of borrowers classified as normal and precautionary for the secured household loans and applied the same overdue principal for general consumer loans to the secured household loans. Additionally, the Bank newly applied the economic recovery value method in estimating the expected recovery value of the collateral assets pledged as secured loans. The change in accounting estimate above is to reflect economic substantiality based on historical experience, and the effect of changes has been applied prospectively.

In addition, when an allowance for possible loan losses materially differs from the expected loss, which is calculated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, expected loss is reflected in the provision for possible loan losses since 2004.

The rates used for determining the allowances for losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	Discounted cash flows	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	2 years	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

The Bank also provides an allowance for possible losses on confirmed acceptances and guarantees. The confirmed acceptances and guarantees are classified in accordance with the same loan classification criteria as of the balance sheet date, and an allowance is then estimated by applying 20 to 49.9 percent for substandard, 50 to 99.9 percent for doubtful and 100 percent for loss, and is recorded in other liabilities. No allowance is provided for the confirmed acceptances and guarantees classified as normal and precautionary.

In addition, as required by the Financial Supervisory Service, the Bank provides an additional 1 percent of other allowance for certain portions of the unused cash advance facility (75 percent of the facility less used balance) of active credit card accounts with transaction records during the recent one year.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loans and then recognizes provisions for loans. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Estimated useful life
Goodwill	9 years
Development costs	5 years
Trademarks	5-20 years
Others	5-30 years

The Bank records goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful life of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those book value of assets are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the recoverable value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the recoverable value equals the book value of the assets that would have been determined had no impairment loss been recognized. The Bank assessed the recoverable value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities as it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all of the expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets the in balance sheet and related income may be offset against the expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of June 30, 2005 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

Stock options are valued at fair value pursuant to the Interpretations on Financial Accounting Standards 39-35 on accounting for stock options. The fair value of stock options is charged to operating expense in the statement of income and credited to capital adjustments as stock option cost over the contractual term of the services provided.

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate which is applied to the reverse period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)1,024.30 and (Won)1,043.80 to US$ 1.00 at June 30, 2005 and December 31,2004, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable. The Statements supersede the relative articles of existing accounting standards and constitute generally accepted accounting standards of the Republic of Korea. The Bank has implemented SKAS No.1 (Accounting Changes and Correction of Errors) since January 1, 2002 and adopted SKAS from No.2 (Interim Financial Statements) through No.9 (Convertible Securities), since January 1, 2003. Also, the Bank has implemented SKAS No.13 (Troubled Debt Restructurings), since January 1, 2004 and adopted SKAS No.15 (Investment in Associates), No. 16 (Income Taxes) and No. 17 (Provisions, Contingent Liabilities and Contingent Assets), since January 1, 2005.

Restatement of Prior Period Financial Statements

The Bank recorded all assets and liabilities comprising of private beneficiary certificates as their original accounts, and all gains and losses from all private beneficiary certificates as income from beneficiary certificates as of and for the year ended December 31, 2004. However, in accordance with the new interpretation by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. Due to this change, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets, total liabilities and capital adjustments by (Won)76,568 million, (Won)2,668 million and (Won)268,696 million, respectively, and decreased retained earnings before appropriations by (Won)194,796 million. In addition, total assets, total liabilities and capital adjustments as of June 30, 2005 decreased by (Won)24,056 million, (Won)24,056 million and (Won)48,164 million, respectively, and net income for the six months then ended increased by (Won)48,164 million due to the accounting change.

The Bank reclassified certain interest income from credit card account into commission income. With respect to this change, commission income increased and interest income decreased by (Won) 15,972 million for the six months ended June 30, 2005, compared to those accounted for using the previous classification. The financial statements for the six months ended June 30, 2004, which are presented for comparative purposes, were restated

to reflect the above change, which increased commission income and decreased interest income by (Won)12,662 million. Such restatement has no effect on the net assets and net income as of and for the six months ended June 30, 2004.

The Bank has changed its accounting on the gains or losses from the sale of loans. Previously, with respect to the sale of loans that were completely written-off, the proceeds from the sale were deducted directly from the allowance of the loans sold and the gains from the sale were not recognized in the income statement. However with regard to the sale of loans that were not completely written-off, the gains or losses were calculated based on the book value at the date of sale and the gains or losses were recognized in the income statement. Currently, under the newly changed accounting method, the gains or losses from the sale of loans regardless of write-offs are calculated based the prior year balance of book value and the gains or losses are consistently recognized in the income statement. In connection with the change, losses on sale of loans increased by (Won)1,363 million and gains on sale of loans and allowance for loan losses decreased by (Won)24,128 million and (Won)25,491 million, respectively, for the six months ended June 30, 2005. The financial statements as of and for the six months ended June 30, 2004, which are presented for comparative purposes, were restated to reflect the above accounting change, which increased losses on sale of loans by (Won)511,112 million, and decreased gains on sale of loans allowance for loan losses by (Won)43,041 million and (Won)554,153 million, respectively. Such restatement has no effect on the net assets and net income as of and for the six months ended June 30, 2004.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current period’s presentation for comparative purposes; however, reclassifications had no effect on the previously reported prior period net income or shareholders’ equity of the Bank.

3. CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in local currency and foreign currencies as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Cash and checks	(Won)	2,488,696	(Won)	2,380,578

Foreign currencies		160,725		124,735
Due from banks in local currency		2,929,351		2,030,595
Due from banks in foreign currencies		655,264		607,447
Present value discount		(1,157)		(3,751)

	(Won)	6,232,879	(Won)	5,139,604

Due from banks as of June 30, 2005 and December 31, 2004 included (Unit: In millions):

Financial institution	Interest (%)	2005		2004
Due from banks in local currency
BOK	—	(Won)	2,762,547	(Won)	1,685,105
Woori Bank and others	2.20~3.61		107,108		254,537
Hansol Mutual Savings	1.00		45,000		90,000
Samsung Futures and others	2.00		14,696		953

			2,929,351		2,030,595

Due from banks in foreign currencies
BOK	—		39,838		43,631
Korea Exchange Bank and others	—		100,665		74,274
Woori Bank and others	3.47~4.01		514,761		489,542

			655,264		607,447

		(Won)	3,584,615	(Won)	2,638,042

(2)	Restricted due from banks in local currency and foreign currencies as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

Financial institution	2005		2004		Reason for restriction
Due from banks in local currency
BOK	(Won)	2,762,547	(Won)	1,685,105	BOK Act
Hansol Mutual Savings		45,000		90,000	Withdrawal at maturity
Woori Bank and others		4,029		4,029	Escrow account
Samsung Futures and others		14,696		953	Futures margin accounts/others
Due from banks in foreign currencies
BOK		39,838		43,631	BOK Act
J.P.Morgan Chase & Co.		458		288	Futures margin accounts

	(Won)	2,866,568	(Won)	1,824,006

(3)	Due from banks by financial institution as of June 30, 2005 and December 31, 2004 included (Unit: In millions):

Financial institution	2005		2004
Due from banks in local currency
BOK	(Won)	2,762,547	(Won)	1,685,105
Banks		107,108		254,537
Others		59,696		90,953

		2,929,351		2,030,595

Due from banks in foreign currencies
BOK		39,838		43,631
Banks		567,916		558,771
Others		47,510		5,045

		655,264		607,447

	(Won)	3,584,615	(Won)	2,638,042

(4)	Term structure of due from banks as of June 30, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,902,822	(Won)	22,500	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,929,351
Due from banks in foreign currencies		564,093		91,171		—		—		—		655,264

4.	SECURITIES:

(1)	Securities as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Trading securities	(Won)	2,646,360	(Won)	3,635,510
Available-for-sale securities		14,552,838		17,555,764
Held-to-maturity securities		10,386,702		6,229,435
Securities accounted for using the equity method		578,795		544,732

	(Won)	28,164,695	(Won)	27,965,441

(2)	The valuation of securities excluding securities accounted for using the equity method as of June 30, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities
Equity securities	(Won)	—	(Won)	128,520	(Won)	—	(Won)	139,857	(Won)	139,857
Beneficiary certificates		7,546		7,675		—		7,679		7,679
Government and public bonds		870,000		732,495		873,100		869,372		869,372

Finance bonds		1,500,000		989,628		1,500,281		1,494,540		1,494,540
Corporate bonds		130,000		129,407		129,610		129,912		129,912
Asset-backed securities		5,000		5,000		5,007		5,000		5,000

	(Won)	2,512,546	(Won)	1,992,725	(Won)	2,507,998	(Won)	2,646,360	(Won)	2,646,360

Available-for-sale
Equity securities	(Won)	—	(Won)	834,004	(Won)	—	(Won)	950,316	(Won)	899,402
Equity investments		—		513		—		5,377		3,748
Beneficiary certificates		3,877,385		3,738,046		—		3,904,582		3,904,582
Government and public bonds		1,659,670		1,668,207		1,665,326		1,662,306		1,662,306

Finance bonds		6,126,022		6,048,517		6,047,504		6,035,811		6,035,811
Foreign government bonds		19,261		20,448		26,047		19,729		19,729
Corporate bonds		1,476,348		1,426,924		1,377,809		1,404,841		1,404,841
Asset-backed securities		720,800		720,903		603,491		603,110		603,110
Other debt securities		20,037		19,306		19,305		19,309		19,309

	(Won)	13,899,523	(Won)	14,476,868	(Won)	9,739,482	(Won)	14,605,381	(Won)	14,552,838

Held-to-maturity
Government and public bonds	(Won)	4,495,778	(Won)	4,478,504	(Won)	4,483,546	(Won)	4,516,105	(Won)	4,483,546
Finance bonds		3,543,564		3,506,341		3,507,432		3,491,810		3,507,432
Corporate bonds		2,071,405		2,066,660		2,075,808		2,106,073		2,075,808
Asset-backed securities		320,000		319,906		319,916		325,121		319,916

	(Won)	10,430,747	(Won)	10,371,411	(Won)	10,386,702	(Won)	10,439,109	(Won)	10,386,702

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2004 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities
Equity securities	(Won)	—	(Won)	176,191	(Won)	—	(Won)	184,545	(Won)	184,545
Beneficiary certificates		10,663		10,883		—		10,884		10,884
Government and public bonds		740,000		752,941		751,894		756,658		756,658
Finance bonds		2,380,000		2,368,468		2,356,576		2,370,577		2,370,577
Corporate bonds		170,000		169,470		169,731		169,242		169,242

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Asset-backed securities		45,000		44,909		44,860		44,963		44,963
Other debt securities		100,000		98,632		98,630		98,641		98,641

	(Won)	3,445,663	(Won)	3,621,494	(Won)	3,421,691	(Won)	3,635,510	(Won)	3,635,510

Available-for-sale
Equity securities	(Won)	—	(Won)	579,017	(Won)	—	(Won)	886,390	(Won)	799,737
Equity investment		—		512		—		5,094		3,711
Beneficiary certificates		5,302,303		5,145,408		—		5,414,250		5,414,250
Government and public bonds		809,670		820,371		818,892		837,886		837,886
Finance bonds		6,186,665		6,121,244		6,112,439		6,144,095		6,144,095
Foreign government bonds		30,736		33,381		31,424		32,638		32,638
Corporate bonds		3,634,994		3,550,118		3,507,631		3,538,819		3,538,819
Asset-backed securities		881,800		881,903		758,217		765,231		765,231
Other debt securities		20,093		19,363		19,363		19,397		19,397

	(Won)	16,866,261	(Won)	17,151,317	(Won)	11,247,966	(Won)	17,643,800	(Won)	17,555,764

Held-to-maturity
Government and public bonds	(Won)	3,071,424	(Won)	3,090,636	(Won)	3,080,549	(Won)	3,214,041	(Won)	3,080,549
Finance bonds		1,226,073		1,213,768		1,215,034		1,219,712		1,215,034
Corporate bonds		1,734,727		1,733,922		1,734,696		1,808,349		1,734,696
Asset-backed securities		180,000		180,000		180,000		189,936		180,000
Other debt securities		20,000		19,157		19,156		19,156		19,156

	(Won)	6,232,224	(Won)	6,237,483	(Won)	6,229,435	(Won)	6,451,194	(Won)	6,229,435

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

The Bank recognized gain on valuation of trading securities of (Won) 2,167 million and (Won) 33,134 million for the six months ended June 30, 2005 and 2004, respectively.

The fair values of trading debt securities in local currency were assessed by applying the average of base prices of the latest trading day from the balance sheet date, provided by the bond pricing service institutions.

(3)	Available-for-sale securities, which were not valuated at fair value as of June 30, 2005, were as follows (Unit: In millions, shares in thousands) :

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Bad Bank Harmony (preferred stock)	13	0.46	(Won)	37,441	(Won)	12,279
Korea Asset Management Corp.	1,506	5.38		11,221		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		9,294		7,479
Korea Highway Corp.	573	0.03		5,897		6,248
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,324		2,100
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Enterprise Data Co., Ltd.	300	2.09		1,500		1,500
Korea Money Broker Corp.	119	5.97		2,746		1,291
Baring Communications Equity	4,417	6.37		2,858		1,198
Mercury	1,632	12.13		2,392		1,088

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Tianjin Samsung Opto Electronics	1,000	10.00		1,296		1,001
Others	—	—		45,915		28,970

			(Won)	125,152	(Won)	72,609

Available-for-sale securities, which were not valuated at fair value as of December 31, 2004, were as follows (Unit: In millions, shares in thousands):

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Arirang Restructuring Fund	7,920	11.88	(Won)	16,407	(Won)	18,163
Mukoongwha Restructuring Fund	7,920	11.88		14,606		14,606
Seoul Fund	14,240	11.87		13,563		12,540
Bad Bank Harmony (preferred stock)	13	0.46		37,327		12,267
Korea Asset Management Corp.	1,506	5.38		12,783		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		8,993		7,479
Korea Highway Corp.	573	0.03		5,897		6,248
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,574		2,100
Baring Communications Equity	4,665	6.73		1,957		1,957
Pan Asia Paper	1,275	2.94		1,642		1,642
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Money Broker Corp.	119	5.97		2,514		1,291
Mercury	1,632	12.13		1,088		1,088
Tianjin Samsung Opto Electronics	1,000	10.00		1,241		1,020
Others	—	—		86,162		31,130

			(Won)	209,022	(Won)	120,986

Impairment loss on available-for-sale securities for the six months period ended June 30, 2005 and 2004 is shown below and there was no reversal of impairment loss on available-for-sale for the same periods (Unit: In millions).

	2005		2004
Equity securities	(Won)	5,564	(Won)	22,230
Equity investments		1		2
Corporate bonds		520		2,077
Asset-backed securities		—		35,450

	(Won)	6,085	(Won)	59,759

(4)	Structured notes relating to stock, interest rate and credit linked notes (“CLN”) as of June 30, 2005 were as follows (Unit: In millions):

	Local currency		Foreign currencies		Total
Structured notes relating to stock
Convertible bonds	(Won)	—	(Won)	4,695	(Won)	4,695
Structured notes relating to interest rate
Long-term government bond floating rates notes (“FRN”)		696,445		—		696,445
Dual indexed FRN		20,037		—		20,037
Inverse FRN		21,548		—		21,548
Others		50,476		—		50,476

		788,506		—		788,506

CLN		—		41,270		41,270

	(Won)	788,506	(Won)	45,965	(Won)	834,471

Structured notes relating to stock, interest rate and CLN as of December 31, 2004 were as follows (Unit: In millions):

	Local currency		Foreign currencies		Total
Structured notes relating to stock
Convertible bonds	(Won)	—	(Won)	15,321	(Won)	15,321
Exchangeable bonds		137,871		15,654		153,525
Bonds with stock purchase warrants		—		762		762
Equity linked securities		49,721		—		49,721

		187,592		31,737		219,329

Structured notes relating to interest rate
Dual indexed FRN		50,140		—		50,140
Inverse FRN		22,533		—		22,533

		72,673		—		72,673

CLN		—		41,544		41,544

	(Won)	260,265	(Won)	73,281	(Won)	333,546

(5)	Assets of private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of June 30, 2005 and December 31, 2004 were composed of (Unit: In millions):

	2005		2004
Securities	(Won)	5,012	(Won)	6,062
Government and public bonds		555,159		1,384,645
Finance bonds		2,448,159		2,464,128
Corporate bonds in local currency		388,256		794,397
Asset-backed debt securities		46,533		87,428
Call loans		347,891		264,997
Others		117,668		276,936

Assets		3,908,678		5,278,593
Liabilities		5,787		16,884

	(Won)	3,902,891	(Won)	5,261,709

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of June 30, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	1,009,236	38.14	(Won)	916,323	25.20
Financial institutions		1,507,613	56.97		2,556,558	70.32
Others		129,511	4.89		162,629	4.48

	(Won)	2,646,360	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Government and government-invested public companies	(Won)	2,436,112	16.74	(Won)	1,732,924	9.87
Financial institutions		11,113,250	76.36		14,969,783	85.27
Others		1,003,476	6.9		853,057	4.86

	(Won)	14,552,838	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	6,509,810	62.67	(Won)	4,748,398	76.23
Financial institutions		3,827,347	36.85		1,426,591	22.90
Others		49,545	0.48		54,446	0.87

	(Won)	10,386,702	100.00	(Won)	6,229,435	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of June 30, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Stocks	(Won)	139,857	5.28	(Won)	184,545	5.08
Fixed rate bonds		2,378,706	89.89		3,260,607	89.69
Floating rate bonds		120,118	4.54		179,474	4.94
Beneficiary certificates		7,679	0.29		10,884	0.29

	(Won)	2,646,360	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Stocks	(Won)	899,402	6.18	(Won)	799,737	4.56
Fixed rate bonds		8,184,026	56.24		9,554,010	54.42
Floating rate bonds		934,664	6.42		901,040	5.13
Subordinated bonds		621,685	4.27		851,947	4.85
Convertible bonds		4,695	0.03		30,976	0.18
Beneficiary certificates		3,904,582	26.83		5,414,250	30.84
Others		3,784	0.03		3,804	0.02

	(Won)	14,552,838	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Fixed rate bonds	(Won)	10,143,893	97.66	(Won)	5,869,731	94.23
Floating rate bonds		112,809	1.09		229,704	3.69
Subordinated bonds		130,000	1.25		130,000	2.08

	(Won)	10,386,702	100.00	(Won)	6,229,435	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of June 30, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Korea	(Won)	2,646,360	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Korea	(Won)	14,412,604	99.04	(Won)	17,421,092	99.23
USA		51,696	0.36		50,284	0.29
Philippines		24,464	0.17		25,703	0.15
Russia		20,633	0.14		—	—
Indonesia		10,251	0.07		13,516	0.08
The Republic of South Africa		6,489	0.04		6,742	0.04
Others		26,701	0.18		38,427	0.21

	(Won)	14,552,838	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Korea	(Won)	10,386,702	100.00	(Won)	6,229,435	100.00

(9)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of June 30, 2005 was as follows (Unit: In millions):

	Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
Available-for-sale securities
Fair value	(Won)	7,403,674	(Won)	6,098,458	(Won)	147,159	(Won)	397	(Won)	13,649,688

Held-to-maturity securities
Book value		2,602,501		6,588,815		1,195,386		—		10,386,702
Fair value		2,618,153		6,620,443		1,200,513		—		10,439,109

(10)	Stocks and equity investments accounted for using the equity method as of June 30, 2005 are summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd. (*1)	8,951,293	99.99	(Won)	155,384	(Won)	81,566	(Won)	81,566
KB Futures Co., Ltd. (*1)	3,999,200	99.98		19,996		26,379		26,379
KB Data System Co., Ltd. (*1)	799,960	99.99		8,001		15,659		12,328
KB Real Estate Trust	15,999,930	99.99		76,103		70,878		70,961
KB Asset Management (*1)	6,134,040	80.00		39,015		47,918		47,918
KB Credit Information	1,173,640	93.71		12,553		22,305		21,385
KB Life Insurance Co., Ltd. (*2)	3,060,000	51.00		15,426		13,859		—
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		100,301		100,301

				382,557		378,865		360,838

Foreign stocks
Kookmin Bank Singapore Ltd. (*3)	30,000,000	100.00		20,535		—		1,779
Kookmin Finance Asia Ltd. (HK) (*3)	700,000	100.00		8,070		—		249
Kookmin Bank Int’l Ltd.(London)	20,000,000	100.00		40,104		52,156		52,156
Kookmin Bank Hong Kong Ltd. (*1)	2,000,000	100.00		54,659		66,873		66,924
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,684		79,965		79,965

				197,052		198,994		201,073

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		202		202
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		149		149
Pacific IT Investment Partnership	700	50.00		7,000		5,291		5,291
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		11,242		11,242

				17,000		16,884		16,884

			(Won)	596,609	(Won)	594,743	(Won)	578,795

Stock and equity investments accounted for using the equity method as of December 31, 2004 are summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd. (*1)	8,941,587	99.89	(Won)	155,311	(Won)	78,695	(Won)	78,695
KB Futures Co., Ltd. (*1)	3,999,200	99.98		19,996		26,010		26,010
KB Data System Co., Ltd. (*1)	799,800	99.98		7,998		15,827		15,827
KB Real Estate Trust	15,999,930	99.99		76,103		58,071		58,071
KB Asset Management (*1)	6,134,040	80.00		39,015		47,288		47,288
KB Credit Information	1,173,640	93.71		12,553		19,742		18,670
KB Life Insurance Co., Ltd. (*2)	6,000,000	100.00		30,246		24,389		8,572
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		69,145		69,145

				397,301		339,167		322,278

Foreign stocks
Kookmin Bank Singapore Ltd. (*3)	30,000,000	100.00		20,926		—		1,812
Kookmin Finance Asia Ltd. (HK) (*3)	700,000	100.00		8,223		—		254
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		40,104		55,707		55,707
Kookmin Bank Hong Kong Ltd. (*1)	2,000,000	100.00		54,659		65,028		65,028
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		76,928		82,153		82,153

				200,840		202,888		204,954

Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		213		213
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		149		149
Pacific IT Investment Partnership	700	50.00		7,000		3,479		6,959
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		10,179		10,179

				17,000		14,020		17,500

			(Won)	615,141	(Won)	556,075	(Won)	544,732

(*1)	Kookmin Investment Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Data System Co., Ltd., Kookmin Assent Management and Kookmin Finance HK Ltd. changed their names into KB Investment Co., Ltd., KB Futures Co., Ltd., KB Data System Co., Ltd., KB Asset Management and Kookmin Bank Hong Kong Ltd., respectively, during 2004.
(*2)	On April 29, 2004, in order to establish the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire ownership of KB Life Insurance Co., Ltd., which acquired the assets and the liabilities of Hanil Life Insurance Co., Ltd. The Bank disposed of 49% shares of KB Life Insurance Co., Ltd. to ING Insurance International B.V. for (Won)14,782 million. The difference between the disposal amount and the book value of (Won)10,583 million was reflected in the accumulative effect of equity method.
(*3)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership and KICO No. 3 Venture Investment Partnership are all in the process of liquidation.

(11)	The valuation of securities accounted for using the equity method as of June 30, 2005 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjust- ments		Book value after valuation
Domestic stocks
KB Investment Co., Ltd.	(Won)	78,695	(Won)	73	(Won)	(447)	(Won)	—	(Won)	3,934	(Won)	(689)	(Won)	81,566
KB Futures Co., Ltd.		26,010		—		(400)		—		769		—		26,379
KB Data System Co., Ltd. (*3)		15,827		3		(640)		—		(2,865)		3		12,328
KB Real Estate Trust		58,071		—		—		—		12,890		—		70,961
KB Asset Management		47,288		—		(6,134)		—		6,528		236		47,918
KB Credit Information (*1)		18,670		—		(587)		—		3,302		—		21,385
KB Life Insurance Co., Ltd. (*2, 3 and 4)		8,572		(4,200)		—		—		(4,372)		—		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—		—
ING Life Insurance Korea		69,145		—		(7,000)		—		13,511		24,645		100,301

		322,278		(4,124)		(15,208)		—		33,697		24,195		360,838

Foreign stocks
Kookmin Bank Singapore Ltd.		1,812		—		—		(33)		—		—		1,779
Kookmin Finance Asia Ltd. (HK)		254		—		—		(5)		—		—		249
Kookmin Bank Int’l Ltd. (London)		55,707		—		—		(4,390)		973		(134)		52,156
Kookmin Bank Hong Kong Ltd.		65,028		—		—		(1,208)		3,530		(426)		66,924
Sorak Financial Holdings PTE Ltd.		82,153		—		—		(3,830)		6,453		(4,811)		79,965

		204,954		—		—		(9,466)		10,956		(5,371)		201,073

Equity Securities
KICO No. 2 Venture Investment Partnership		213		—		—		—		(11)		—		202
KICO No. 3 Venture Investment Partnership		149		—		—		—		—		—		149
Pacific IT Investment Partnership		6,959		—		—		—		(1,668)		—		5,291

	Book value before valuation		Acquisition (disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjust- ments		Book value after valuation
NPC02-4 Kookmin Venture Fund		10,179		—		(199)		—		1,262		—		11,242

		17,500		—		(199)		—		(417)		—		16,884

	(Won)	544,732	(Won)	(4,124)	(Won)	(15,407)	(Won)	(9,466)	(Won)	44,236	(Won)	18,824	(Won)	578,795

(*1)	Differences of ((Won)1,128 million) between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method for five years. The Bank credited (Won)113 million to current operation for the six months ended June 30, 2005 and the balance was (Won)959 million as of June 30, 2005.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd.,KB Life Insurance Co., Ltd and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded, is as follows (Unit: In millions):

	Amount
KLB Securities Co., Ltd.	(Won)	4,148
Jooeun Industrial Co., Ltd.		56,688
KB Life Insurance Co., Ltd.		2,470

	(Won)	63,306

(*3)	The unrealized income eliminated for the six months ended June 30, 2005 as follows (Unit: In millions)

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	3,354
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		6,666

		(Won)	10,020

(12)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the six months ended June 30, 2005 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	86,556	(Won)	4,985	(Won)	11,174	(Won)	3,936
KB Futures Co., Ltd.		43,024		16,640		5,179		772
KB Data System Co., Ltd.		19,999		4,340		19,334		465
KB Real Estate Trust		190,931		120,053		28,458		12,808
KB Asset Management		72,806		12,909		17,273		8,159
KB Credit Information		33,918		10,117		33,453		3,341
KB Life Insurance Co., Ltd.		230,029		202,854		89,341		4,499
ING Life Insurance Korea		5,990,162		5,488,659		1,428,092		67,556
Kookmin Bank Int’l Ltd.(London)		306,764		254,608		6,922		972
Kookmin Bank Hong Kong Ltd.		491,546		424,673		8,488		3,442
Sorak Financial Holdings PTE Ltd.		4,507,875		4,188,015		216,163		25,813
KICO No. 2 Venture Investment Partnership		364		—		3		(19)
KICO No. 3 Venture Investment Partnership		215		—		—		—
Pacific IT Investment Partnership		5,301		10		54		53
NPC02-4 Kookmin Venture Fund		33,726		—		3,801		3,726

Unaudited financial statements as of June 30, 2005 were used for the equity method valuation. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements. However, for ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., unaudited financial statements as of May 31, 2005 and December 31, 2004, respectively, were used for the equity method valuation. The significant events from the closing dates of investees’ to that of the Bank were properly reflected in applying the equity method.

(13)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and equity investments accounted for using equity method reflected in capital adjustments for the six months ended June 30, 2005 were as follows (Unit: In millions):

	2004		Increase (Decrease)		Disposal		Deferred income tax		2005
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	277,984	(Won)	71,015	(Won)	(18,679)	(Won)	(90,838)	(Won)	239,482
Debt securities in local currency		140,767		(51,187)		(33,442)		(15,438)		40,700
Debt securities in foreign currencies		16,658		1,978		(4,686)		(3,836)		10,114
Beneficiary certificates		268,842		25,190		(92,822)		(55,333)		145,877
Others		3,236		7		—		(892)		2,351

		707,487		47,003		(149,629)		(166,337)		438,524

Gain (loss) on valuation of held-to-maturity securities
Debt securities in local currency	(Won)	—	(Won)	952	(Won)	(179)	(Won)	—	(Won)	773

Gain (loss) on valuation of equity investments accounted for using equity method	(Won)	5,692	(Won)	18,824	(Won)	10,766	(Won)	(8,466)	(Won)	26,816

During the six-months ended June 30, 2005, the Bank received cash and government securities in connection with the liquidation of certain private beneficiary certificates, which were classified as available-for-sale securities. With respect to the classification of the government securities received, the Bank initially classified the securities into available-for-sale securities; however, the Bank’s management determined to hold the securities up to the maturity date. In accordance with the change of management intention for the securities, the Bank reclassified the securities into held-to-maturity securities along with the fair market valuation at the classification date. As part of this reclassification, the Bank also reclassified unrealized gains and losses recognized from the acquisition date to the reclassification date in the capital adjustments into unrealized gain and losses of held-to maturity securities, and amortized that amount using the effective interest rate method. The amortized amount is charged to interest income or expense for the remaining period until maturity.

(14)	Securities provided as collateral as of June 30, 2005 were as follows (Unit: In millions):

Provided to	Book value	Collateral amount	Provided for
Korea Securities Depository & others	(Won) 4,985,657	(Won) 4,982,800	Bonds sold under repurchase agreements
BOK	1,128,097	1,120,000	Borrowings from BOK
BOK	329,238	328,000	Overdrafts and settlement risk
Samsung Futures & others	184,400	193,500	Derivative settlement
Korea Securities Depository	57,091	59,000	Others

	(Won) 6,684,483	(Won) 6,683,300

5.	LOANS:

(1)	Loans as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Loans in local currency	(Won)	119,731,431	(Won)	122,721,898
Loans in foreign currencies		5,195,260		3,860,828
Bills bought in local currency		19,438		27,096
Bills bought in foreign currencies		887,808		574,785
Advances for customers		14,933		32,120
Factoring receivables		32,202		32,335
Credit card receivables		7,310,528		7,643,990
Private placed bonds		1,657,603		1,203,631
Call loans		2,019,278		2,741,783
Loans to be swapped to equity		—		746

		136,868,481		138,839,212
Allowance for possible loan losses		(3,163,978)		(3,118,775)
Deferred loan origination fees and costs		45,971		48,889

	(Won)	133,750,474	(Won)	135,769,326

(2)	Loans in local currency and loans in foreign currencies as of June 30, 2005 and December 31, 2004 were follows (Unit: In millions):

	2005		2004
Loans in local currency
Commercial
Working capital loans General purpose loans	(Won)	24,295,819	(Won)	25,475,710
Notes discounted		888,011		1,197,606
Overdraft accounts		492,705		401,369
Trading notes		760,464		740,580
Others		3,892,269		3,862,852

		30,329,268		31,678,117

Facilities loans
General facilities loans		4,610,351		5,139,091
Others		1,117,380		1,147,656

		5,727,731		6,286,747

		36,056,999		37,964,864

Households
General purpose loans		41,774,612		41,957,690
Housing loans		40,512,600		41,234,086
Remunerations on mutual installment savings		255,544		300,032
Others		506,123		532,615

		83,048,879		84,024,423

Public sector loans
Public operation loans		575,267		673,456
Public facilities loans		36,926		40,383

		612,193		713,839

Other loans
Property formation loans		7,675		9,719
Inter-bank loans		3,219		6,114
Others		2,466		2,939

		13,360		18,772

	(Won)	119,731,431	(Won)	122,721,898

Loans in foreign currencies
Domestic funding loans		1,430,434		1,000,004

	2005		2004
Overseas funding loans		444,546		489,437
Inter-bank loans		1,773,312		1,092,174
Domestic usance bills		1,546,722		1,278,793
Government funding loans		246		420

	(Won)	5,195,260	(Won)	3,860,828

(3)	Loans in local currency and loans in foreign currencies, classified by borrower type, as of June 30, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,779,662	(Won)	3,381,651	(Won)	6,161,313	5.0
Small and medium corporations		33,280,557		1,358,228		34,638,785	27.7
Households		83,059,019		—		83,059,019	66.5
Public sector and other		612,193		29,708		641,901	0.5
Overseas branches		—		425,673		425,673	0.3

	(Won)	119,731,431	(Won)	5,195,260	(Won)	124,926,691	100.0

Loans in local currency and loans in foreign currencies, classified by borrower type, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,842,731	(Won)	2,299,149	(Won)	5,141,880	4.1
Small and medium corporations		35,128,246		1,115,049		36,243,295	28.6
Households		84,037,082		—		84,037,082	66.4
Public sector and other		713,839		17,833		731,672	0.6
Overseas branches		—		428,797		428,797	0.3

	(Won)	122,721,898	(Won)	3,860,828	(Won)	126,582,726	100.0

(4)	Loans in local currency and loans in foreign currencies, classified by borrower’s country, as June 30, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage(%)
Korea	(Won)	119,731,431	(Won)	3,828,826	(Won)	11,911,784	(Won)	135,472,041	99.0
China		—		511,318		14,854		526,172	0.4
Southeast Asia		—		69,780		—		69,780	0.1
Japan		—		264,391		71		264,462	0.2
Central and South America		—		194,966		26		194,992	0.1
Others		—		325,979		15,055		341,034	0.2

	(Won)	119,731,431	(Won)	5,195,260	(Won)	11,941,790	(Won)	136,868,481	100.0

Loans in local currency and loans in foreign currencies, classified by borrower’s country, as December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	122,721,898	(Won)	2,622,653	(Won)	12,060,578	(Won)	137,405,129	99.0
Southeast Asia		—		700,600		186,753		887,353	0.6
China		—		135,118		—		135,118	0.1
Japan		—		278,971		—		278,971	0.2
Central and South America		—		53,452		45		53,497	0.0
Others		—		70,034		9,110		79,144	0.1

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.0

(5)	Loans in local currency and loans in foreign currencies, classified by industry, as of June 30, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	738,984	(Won)	1,790,544	(Won)	3,055,301	(Won)	5,584,829	4.0
Manufacturing		12,386,102		1,699,577		1,735,006		15,820,685	11.6
Services		18,959,192		981,538		681,150		20,621,880	15.1
Others		4,270,689		665,206		443,617		5,379,512	3.9
Households		83,059,019		37,025		6,023,680		89,119,724	65.1
Public sector		317,445		21,370		3,036		341,851	0.3

	(Won)	119,731,431	(Won)	5,195,260	(Won)	11,941,790	(Won)	136,868,481	100.0

Loans in local currency and loans in foreign currencies, classified by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	689,007	(Won)	1,150,426	(Won)	3,837,500	(Won)	5,676,933	4.1
Manufacturing		12,315,767		1,146,217		1,721,775		15,183,759	10.9
Services		21,240,715		1,422,823		487,968		23,151,506	16.7
Others		4,114,249		71,921		94,863		4,281,033	3.1
Households		84,037,082		69,441		6,114,380		90,220,903	65.0
public sector		325,078		—		—		325,078	0.2

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.0

(6)	Loans to financial institutions as of June 30, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in local currency	(Won)	3,219	(Won)	735,765	(Won)	738,984
Loans in foreign currencies		1,773,312		17,232		1,790,544
Others		2,078,617		976,684		3,055,301

	(Won)	3,885,148	(Won)	1,729,681	(Won)	5,584,829

Loans to financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in local currency	(Won)	6,114	(Won)	682,893	(Won)	689,007
Loans in foreign currencies		1,092,174		58,252		1,150,426
Others		2,806,712		1,030,788		3,837,500

	(Won)	3,905,000	(Won)	1,771,933	(Won)	5,676,933

(7)	Loans to LG Card Co., Ltd.

LG Card Co., Ltd. has been supported with (Won)437,000 million by the Bank in accordance with the agreement of the Financial Institution Creditors (“FIC”) on November 24, 2003 due to its significant financial difficulties in liquidity. Also, in accordance with FIC’s agreement, the Bank agreed to support new loan of (Won) 205,900 million and exercise debt-equity swap of (Won)518,600 million. The Bank exercised the first debt-equity swap of (Won)156,350 million (loans of (Won)145,950 million and corporate bonds of (Won) 10,400 million) on February 13, 2004, and exercised another debt-equity swap of (Won)362,250 million (loans of (Won)348,364 million and corporate bonds of (Won) 13,886 million) after the capital reduction of 43.4:1 in May 2004. In addition, the Bank invested (Won) 75,800 million of cash on the common shares of LG Card Co., Ltd. based on FIC’s agreement in January 2005, and LG Card Co., Ltd. reduced capital stock at the rate of 5.5:1in March 2005. As a result of the transactions above, the Bank has loans of (Won)237,900 million and securities of (Won)324,361 million to LG Card Co., Ltd. as of June 30, 2005. The Bank has provided an allowance for the loan losses of (Won)45,201 million and valuation gain on the securities of (Won)112,639 million is included in capital adjustments as of June 30, 2005.

The expected losses from loans to LG Card Co., Ltd. are fully dependent on the rehabilitation plan and an effective funding support from the FIC. Therefore, actual credit losses from this credit exposure may differ from management’s current assessment. The accompanying financial statements do not include any possible adjustments that may result from this uncertainty.

(8)	Loans applicable to the Corporate Restructuring Promotion Act

As of June 30, 2005, the Bank has loans of (Won)138,189 million to companies under the Corporate Restructuring Promotion Act including Hyundai Engineering & Construction Co., Ltd., and has provided an allowance of (Won)28,127 million for possible loan losses. The actual collection amounts from those loans may differ from management’s current estimation.

(9)	The classification of asset quality for loans, net of present value discount as of June 30, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in local currency	(Won)	112,685,604	(Won)	4,061,111	(Won)	1,315,454	(Won)	1,111,857	(Won)	557,405	(Won)	119,731,431
Loans in foreign currencies		5,047,779		84,024		27,753		32,044		3,660		5,195,260
Bills bought in local or foreign currencies		895,256		8,987		1,004		965		1,034		907,246
Advances for customers		1,603		1,006		621		4,955		6,748		14,933
Credit card receivables		6,595,765		459,042		524		191,576		63,621		7,310,528
Call loans		2,019,278		—		—		—		—		2,019,278
Privately placed bonds		1,649,540		1,046		3,952		2,997		68		1,657,603
Factoring receivables		31,011		—		126		1,040		25		32,202

	(Won)	128,925,836	(Won)	4,615,216	(Won)	1,349,434	(Won)	1,345,434	(Won)	632,561	(Won)	136,868,481

The classification of asset quality for loans, net of present value discount as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in local currency	(Won)	114,439,619	(Won)	5,222,736	(Won)	1,710,889	(Won)	1,019,763	(Won)	328,891	(Won)	122,721,898
Loans in foreign currencies		3,645,049		158,672		25,015		30,199		1,893		3,860,828
Bills bought in local or foreign currencies		585,927		9,569		650		2,698		3,037		601,881
Advances for customers		964		2,978		883		6,669		20,626		32,120
Credit card receivables		6,609,976		686,457		539		298,093		48,925		7,643,990
Call loans		2,741,783		—		—		—		—		2,741,783
Privately placed bonds		1,195,825		826		3,076		3,836		68		1,203,631
Factoring receivables		30,802		—		516		992		25		32,335
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	129,249,945	(Won)	6,081,238	(Won)	1,741,568	(Won)	1,362,996	(Won)	403,465	(Won)	138,839,212

(10)	The term structure of loans as of June 30, 2005 was as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total
Less than 3 months	(Won)	17,873,910	(Won)	2,539,028	(Won)	8,200,468	(Won)	28,613,406
Less than 6 months		18,342,892		937,994		1,249,408		20,530,294
Less than 1 year		31,140,595		762,853		774,744		32,678,192
Less than 2 years		18,228,789		264,400		459,020		18,952,209
Less than 3 years		11,168,708		268,389		574,230		12,011,327
Less than 4 years		3,265,070		74,038		23,379		3,362,487
Less than 5 years		4,888,159		117,124		42,269		5,047,552
More than 5 years		14,823,308		231,434		618,272		15,673,014

	(Won)	119,731,431	(Won)	5,195,260	(Won)	11,941,790	(Won)	136,868,481

The term structure of loans as of December 31, 2004 was as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total
Less than 3 months	(Won)	19,085,485	(Won)	874,100	(Won)	8,648,235	(Won)	28,607,820
Less than 6 months		17,430,180		1,047,044		817,269		19,294,493
Less than 1 year		35,029,206		906,882		1,467,543		37,403,631
Less than 2 years		19,972,984		181,903		629,951		20,784,838
Less than 3 years		11,900,101		190,361		480,695		12,571,157
Less than 4 years		2,637,763		85,984		63,633		2,787,380
Less than 5 years		3,956,310		67,973		49,160		4,073,443
More than 5 years		12,709,869		506,581		100,000		13,316,450

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212

(11)	Sales of loans

Under the joint collection program of financial institutions, the Bank has sold (Won)189,473 million of certain loans to Hee Mang Moa Special Purpose Company and has recognized gain and loss of (Won)7,254 million and (Won)396 million, respectively. The Bank has also sold (Won)12,305 million of loans to KAMCO under the credit support program for lower income people and recognized gain and loss of (Won)278 million and (Won)996 million, respectively. In addition, the Bank has sold (Won)367,543 million of loans to KB 4th SPC and recognized (Won)63,797 million of gain. Other than these transactions discussed above, the Bank had 2 more loan sale transactions by which the Bank has recorded (Won)264 million of gain on sale of loans and (Won)25 million of loss on sale of loans. The loan amounts presented in the above are the original principal amount without any deduction of allowance or write-offs.

(12)	Sales of loans to Korea Asset Management Corporation (“KAMCO”)

The Bank has settled with KAMCO with regard to the sales of loans as of June 30, 2005. Also, the Bank provided (Won)228 million as other allowances for the loss resulting from repurchase agreement. The loans with repurchase agreements amounted to(Won) 692 million as of June 30, 2005.

(13)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)639,801 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of June 30, 2005.

(14)	The changes in loan origination costs for the six months ended June 30, 2005 were as follows (Unit: In millions):

	2004		Increase	Decrease	2005
Loan origination costs	(Won)	48,889	2,971	5,889	(Won)	45,971

6.	RESTRUCTURING LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of court receiverships, compositions and workouts for the six months ended June 30, 2005 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption	Interest reduction	Extension of maturity
Composition	(Won)	902	—	—	(Won)	902
Workout plan		58,989	—	20		58,969

	(Won)	59,891	—	20	(Won)	59,871

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the six months ended June 30, 2005 were as follows (Unit: In millions):

				Present value discounts
	Discount rates (%)	Amount		Beginning balance		Addition		Deduction		Ending balance
Workout plan	6.0 ~ 23.3	(Won)	110,365	(Won)	6,561	(Won)	7,593	(Won)	(4,829)	(Won)	9,325
Composition	4.9 ~ 19.9		14,981		3,200		246		(1,153)		2,293
Court receivership	5.9 ~ 14.8		26,559		6,126		—		(423)		5,703
Others	9.5		30,802		6,223		—		(1,127)		5,096

		(Won)	182,707	(Won)	22,110	(Won)	7,839	(Won)	(7,532)	(Won)	22,417

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of June 30, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	774,713	(Won)	441,231	(Won)	269,963	(Won)	722,600	(Won)	557,405	(Won)	2,765,912
Loans in foreign currencies		16,621		5,050		8,548		20,206		3,660		54,085
Bills bought in local currency / Bills bought in foreign currencies		4,476		615		201		691		1,034		7,017
Advances for customers		8		260		125		2,832		6,748		9,973
Credit card receivables		65,958		55,085		105		123,301		63,621		308,070
Privately placed bonds		8,248		247		1,334		2,966		68		12,863
Factoring receivables		4,978		—		26		1,029		25		6,058

	(Won)	875,002	(Won)	502,488	(Won)	280,302	(Won)	873,625	(Won)	632,561	(Won)	3,163,978

The allowance for possible loan losses as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	781,650	(Won)	476,391	(Won)	357,321	(Won)	678,256	(Won)	328,891	(Won)	2,622,509
Loans in foreign currencies		13,061		13,316		8,428		18,413		1,893		55,111
Bills bought in local currencies / Bills bought in foreign currencies		2,930		393		130		1,990		3,037		8,480
Advances for customers		5		621		176		4,873		20,626		26,301
Credit card receivables		66,100		82,375		108		195,214		48,925		392,722
Privately placed bonds		5,979		189		1,159		3,816		68		11,211
Factoring receivables		585		—		103		982		25		1,695
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	870,310	(Won)	573,285	(Won)	367,425	(Won)	904,290	(Won)	403,465	(Won)	3,118,775

(2)	The changes in allowance for possible loan losses for the six months ended June 30, 2005 and for the year ended December 31, 2004 were as follows (Unit: In millions):

	2005		2004
Beginning balance	(Won)	3,186,095	(Won)	3,948,736
Provision for possible loan losses		896,065		3,068,248
Reclassification from other allowances (*1)		10,373		289,919
Collection of previously written-off loans		171,873		286,464
Repurchase of NPLs sold		15,928		40,571
Sales of loans		(99,760)		(685,161)
Loans written-off		(944,898)		(5,260,962)
Reversal of write-off due to sale of loans		—		1,878,832
Conversion to equity securities		(9,111)		(327,816)
Exemption of loans		(1,300)		(32,847)
Changes in exchange rates and others		(1,704)		(19,889)

Ending balance (*2)	(Won)	3,223,561	(Won)	3,186,095

(*1)	Other allowances for credit lines to Kookmin Credit Card 16th ABS Specialty Company amounting to (Won)10,373 million were transferred to allowances for loan losses.

(*2)	Allowance for possible loan losses includes present value discounts amounting to (Won)22,417 million and (Won)22,110 million, as of June 30, 2005 and December 31, 2004, respectively, and allowances for other assets amounting to(Won) 59,583 million and(Won)67,320 million, respectively.
(3)	The allowance for possible loan losses compared to total loans, net of present value discounts, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
June 30, 2005	(Won)	136,868,481	(Won)	3,163,978	2.31
December 31, 2004		138,839,212		3,118,775	2.25
June 30, 2004		143,695,232		3,809,725	2.65
December 31, 2003		145,040,449		3,910,044	2.70
December 31, 2002		129,139,699		2,396,157	1.86

8.	FIXED ASSETS:

(1)	Fixed assets as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Tangible assets	(Won)	3,596,305	(Won)	3,594,903
Less: accumulated depreciation		(1,521,777)		(1,428,586)
Accumulated impairment loss		(1,268)		(2,296)
Intangible assets		428,048		468,958
Non-business use property		401		492
Less: valuation allowance		(237)		(253)

	(Won)	2,501,472	(Won)	2,633,218

(2)	Tangible assets as of June 30, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	989,322	(Won)	—	(Won)	488	(Won)	988,834
Buildings		915,087		149,714		780		764,593
Leasehold improvements		177,441		133,321		—		44,120
Equipment and vehicles		1,513,625		1,238,742		—		274,883
Construction in progress		830		—		—		830

	(Won)	3,596,305	(Won)	1,521,777	(Won)	1,268	(Won)	2,073,260

Tangible assets as of December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	999,021	(Won)	—	(Won)	1,306	(Won)	997,715
Buildings		914,968		140,114		990		773,864
Leasehold improvements		174,425		123,907		—		50,518
Equipment and vehicles		1,505,247		1,164,565		—		340,682
Construction in progress		1,242		—		—		1,242

	(Won)	3,594,903	(Won)	1,428,586	(Won)	2,296	(Won)	2,164,021

(3)	The changes in book value of tangible assets for the six months ended June 30, 2005 consisted of (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Others		Change in foreign currencies		Ending
Land	(Won)	997,715	(Won)	—	(Won)	—	(Won)	9,235	(Won)	—	(Won)	397	(Won)	(43)	(Won)	988,834
Buildings		773,864		—		4,162		3,317		10,124		103		(95)		764,593
Leasehold improvements		50,518		—		8,793		880		14,290		—		(21)		44,120
Equipment and vehicles		340,682		26,684		—		1,161		90,968		—		(354)		274,883
Construction in progress		1,242		12,543		(12,955)		—		—		—		—		830

	(Won)	2,164,021	(Won)	39,227	(Won)	—	(Won)	14,593	(Won)	115,382	(Won)	500	(Won)	(513)	(Won)	2,073,260

The published value of land was (Won) 858,627 million and (Won) 832,294 million as of June 30, 2005 and December 31, 2004, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(4)	Tangible assets, which have been insured as of June 30, 2005, are as follows (Unit: In millions):

Type of insurance	Asset insured	Book value		Insured amount		Insurance company
Property composite	Buildings	(Won)	764,593	(Won)	620,619	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		39,706		45,086
	Equipment and vehicles		275,136		177,649

		(Won)	1,079,435	(Won)	843,354

(5)	Intangible assets as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	287,266	(Won)	417,842
Development costs		17,438		9,908		7,530
others		5,417		2,741		2,676

	(Won)	727,963	(Won)	299,915	(Won)	428,048

(6)	The changes in intangible assets for the six months ended June 30, 2005 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	457,015	(Won)	—	(Won)	39,173	(Won)	417,842
Development costs		9,274		—		1,744		7,530
Others		2,669		343		336		2,676

	(Won)	468,958	(Won)	343	(Won)	41,253	(Won)	428,048

9.	OTHER ASSETS:

(1)	Other assets as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Guarantee deposits paid	(Won)	1,198,776	(Won)	1,290,891
Accounts receivable		5,643,770		2,343,617
Accrued income		999,010		971,170
Advanced payments		84,219		96,949
Prepaid expenses		106,833		205,923
Deferred income tax assets (Note 24)		442,378		502,937
Derivatives assets		1,432,566		2,391,984
Receivables from inter-bank fund transfer		426,915		520,612
Sundry assets		38,886		39,401
Allowances		(59,583)		(67,320)

	(Won)	10,313,770	(Won)	8,296,164

(2)	Sundry assets as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Receivables on cash sent to other banks	(Won)	400	(Won)	680
Supplies		15,238		16,036
Deposit money to court(*)		22,894		22,354
Asset disposal receivables		321		299
others		33		32

	(Won)	38,886	(Won)	39,401

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)8,970 million, (Won) 9,910 million and (Won)11,135 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Deposits in local currency	(Won)	117,313,012	(Won)	120,664,582
Deposits in foreign currencies		1,553,583		1,434,061
Certificates of deposits		5,728,885		4,911,891

	(Won)	124,595,480	(Won)	127,010,534

(2)	Deposits in local currency as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Interest rate (%)	2005		2004
Demand deposits in local currency
Checking deposits	—	(Won)	85,186	(Won)	110,967
Household checking deposits	0.10		436,451		417,443
Temporary deposits	—		3,386,004		2,858,688
Passbook deposits	0.10		11,881,072		10,767,705
Public fund deposits	0.10		181,101		157,840
National Treasury deposits	—		17,210		1,840
Nonresident’s deposit in local currency	0.10		29,620		24,301

			16,016,644		14,338,784

	Interest rate (%)	2005		2004
Time deposits and savings deposits in local currency
Time deposits	2.20 ~ 3.70		58,955,588		62,835,217
Installment savings deposits	2.95 ~ 3.50		1,243,065		1,249,939
Property formation savings	8.50		1,416		1,516
Workers’ savings for housing	8.50 ~ 11.50		50		49
Time and savings deposits of non residents in local currency	2.20 ~ 3.70		231,475		263,671
General savings deposits	0.10 ~ 2.70		19,769,828		19,120,739
Corporate savings deposits	0.10 ~ 2.60		6,774,699		7,358,107
Long-term savings deposits for workers	11.50 ~ 12.00		22,403		39,104
Long-term housing savings deposits	4.10		2,014,399		1,663,366
Long-term savings for households	11.00		12,116		20,108
Workers’ preferential savings deposits	5.35		1,681,917		2,171,785
Mutual installment deposits	2.65 ~ 3.50		5,653,125		6,306,923
Mutual installment for housing	2.20 ~ 3.40		4,936,287		5,295,274

			101,296,368		106,325,798

		(Won)	117,313,012	(Won)	120,664,582

Demand deposits in foreign currencies
Checking deposits	—	(Won)	42,320	(Won)	37,137
Passbook deposits	0.00 ~ 2.32		636,011		663,261
Notice deposits	0.00 ~ 2.08		245		276
Temporary deposits	—		3,026		1,315

			681,602		701,989

Time deposits and savings deposits in foreign currencies
Time deposits	0.10 ~ 6.90		867,541		729,950
Installment savings deposits	5.00 ~ 6.50		622		662
Others	—		3,818		1,460

			871,981		732,072

		(Won)	1,553,583	(Won)	1,434,061

Negotiable certificate of deposits	3.00 ~ 3.45	(Won)	5,728,885	(Won)	4,911,891

		(Won)	124,595,480	(Won)	127,010,534

(3)	Deposits with financial institutions as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Financial institutions	2005		2004
Deposits in local currency	Banks	(Won)	1,034,443	(Won)	1,683,255
	Others		5,868,284		5,240,889

			6,902,727		6,924,144

Negotiable certificates of deposits	Others		770,000		110,000

		(Won)	7,672,727	(Won)	7,034,144

(4)	Term structure of deposits in local currency and deposits in foreign currencies was as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency	(Won)	65,053,114	(Won)	14,237,177	(Won)	27,559,728	(Won)	8,201,419	(Won)	2,261,574	(Won)	117,313,012
Deposits in foreign currencies		1,350,969		114,278		81,625		6,711		—		1,553,583
Certificate of deposits		2,601,826		1,821,223		1,305,836		—		—		5,728,885

	(Won)	69,005,909	(Won)	16,172,678	(Won)	28,947,189	(Won)	8,208,130	(Won)	2,261,574	(Won)	124,595,480

11.	BORROWINGS:

(1)	Borrowings as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings in local currency	(Won)	2,962,190	(Won)	2,945,237
Borrowings in foreign currencies		3,074,583		2,540,260
Bonds sold under repurchase agreements		4,480,335		3,449,445
Bills sold		653,927		41,988
Due to BOK in foreign currencies		1,057		2,007
Call money		536,468		655,359

	(Won)	11,708,560	(Won)	9,634,296

(2)	Borrowings in local currency as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2005		2004
Borrowings from the Bank of Korea	BOK	2.00	(Won)	970,642	(Won)	920,144
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 8.00		652,856		697,772
Borrowings from banking institutions	Industrial Bank of Korea	3.26 ~ 6.00		142,118		158,245
Borrowings from National Housing Fund	National housing fund	8.00		2,512		2,986
Borrowings from other financial institutions	Korea Development Bank	2.00 ~ 4.00		4,886		5,227
Other borrowings	Small Business Corporation and others	1.56 ~ 7.00		1,189,176		1,160,863

			(Won)	2,962,190	(Won)	2,945,237

(3)	Borrowings in foreign currencies as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Due to banks	First Union National Bank and others	3.79	(Won)	38,657	(Won)	27,463
Borrowings from banking institutions	Sumitomo Mitsui Banking Co., Ltd. and others	0.07 ~ 5.07		1,328,513		991,363
Off-shore borrowings in foreign currencies	ABN AMRO and others	0.10 ~ 3.77		637,789		663,993
Other borrowings from banking institutions	IBRD	3.00		12,104		13,882
Other borrowings in foreign currencies	Person, organization & corporations	—		1,057,520		843,559

			(Won)	3,074,583	(Won)	2,540,260

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of June 30, 2005 and December 31, 2004 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Bonds sold under repurchase agreements in local currency	Person, Group, Corporations	2.50 ~ 3.50	(Won)	4,480,335	(Won)	3,449,445
Bills sold	Teller’s Sales	2.90 ~ 3.35		653,927		41,988
Due to the Bank of Korea in foreign currencies	BOK	2.89 ~ 3.62		1,057		2,007

			(Won)	5,135,319	(Won)	3,493,440

(5)	Call money as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Local currency	Samsung Life Insurance Co., Ltd. and others	2.75 ~ 3.15	(Won)	121,400	(Won)	638,500
Foreign currencies	Bank of New Zealand and others	0.27 ~ 6.85		412,291		13,685
Inter-bank borrowings		—		2,777		3,174

			(Won)	536,468	(Won)	655,359

(6)	Borrowings in local currency and borrowings in foreign currencies with financial institutions as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005								2004
	Local currency		Foreign currencies		Due to BOK & Call Money		Total		Local currency		Foreign currencies		Due to BOK & Call Money		Total
BOK	(Won)	970,642	(Won)	—	(Won)	1,057	(Won)	971,699	(Won)	920,144	(Won)	—	(Won)	2,007	(Won)	922,151
Banks		142,118		2,005,284		412,291		2,559,693		158,245		1,684,978		13,685		1,856,908
Others		4,886		12,104		121,400		138,390		5,227		13,882		638,500		657,609

	(Won)	1,117,646	(Won)	2,017,388	(Won)	534,748	(Won)	3,669,782	(Won)	1,083,616	(Won)	1,698,860	(Won)	654,192	(Won)	3,436,668

(7)	Term structure of borrowings as of June 30, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency	(Won)	1,032,826	(Won)	77,948	(Won)	155,116	(Won)	716,406	(Won)	979,894	(Won)	2,962,190
Borrowings in foreign currencies		1,026,455		983,994		654,575		360,364		49,195		3,074,583
Bonds sold under repurchase agreements in local currency		2,555,560		868,847		1,053,428		2,500		—		4,480,335
Bills sold		167,188		293,271		193,468		—		—		653,927
Due to the Bank of Korea in foreign currencies		641		416		—		—		—		1,057
Call money		536,468		—		—		—		—		536,468

	(Won)	5,319,138	(Won)	2,224,476	(Won)	2,056,587	(Won)	1,079,270	(Won)	1,029,089	(Won)	11,708,560

12.	DEBENTURES:

(1)	Debentures as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Debentures in local currency	(Won)	17,920,069	(Won)	21,293,079
Less: Discount on debentures		(69,783)		(120,396)
Debentures in foreign currency		734,903		696,522
Addition: Premiums on debentures		4,554		5,490

	(Won)	18,589,743	(Won)	21,874,695

(2)	Debentures in local currency as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Annual interest rate (%)	2005		2004
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	0.00 ~ 5.90		139,990		80,000
Subordinated fixed rate debentures	4.19 ~ 15.66		5,809,454		6,017,095
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.43 ~ 7.80		700,000		930,000
KCC floating rate debentures	—		—		610,000
Fixed rate debentures	3.28 ~ 8.15		10,175,185		12,543,566

			17,933,297		21,289,329
Loss (gain) on valuation of fair value hedged items (current year portion)			(16,978)		3,750
Loss on valuation of fair value hedged items (prior year portion)			3,750		—

			17,920,069		21,293,079
Discounts on debentures			(69,783)		(120,396)

		(Won)	17,850,286	(Won)	21,172,683

(3)	Hybrid debentures and subordinated debentures as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2005		2004
Subordinated fixed rate debentures in local currency	Jan-98 ~ Nov-98	Jan-03 ~ Nov-09	14.22 ~ 15.66	(Won)	119,319	(Won)	133,477
	Mar-00	Mar-05	9.65		6,517		200,000
	Jun-00	Jan-06	9.04 ~ 9.10		253,975		253,975
	Sep-00	Jan-06	8.99		300,000		300,000
	Sep-00	Jan-06	8.79 ~ 8.85		150,000		150,000
	Nov-00	Feb-06 ~ Dec-10	8.65 ~ 9.65		262,051		262,051
	Dec-00	Jan-06	8.71		200,000		200,000
	May-01	Feb-07	7.60 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051

	Issued date	Expiration date	Annual interest rate (%)	2005		2004
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000

					6,014,454		6,222,095

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	7.00		265,168		265,168

					903,668		903,668

				(Won)	6,918,122	(Won)	7,125,763

(4)	Debentures in foreign currencies as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Annual interest rate (%)	2005		2004
Floating rates debentures	3.49 ~ 4.36	(Won)	163,007	(Won)	110,810
Fixed rates debentures	2.37 ~ 4.63		522,842		532,913
KCC floating rate debentures	4.36		59,108		60,227

			744,957		703,950
Gain on valuation of fair value hedged items (current year portion)			(2,626)		(5,925)
Gain on valuation of fair value hedged items (prior year portion)			(7,428)		(1,503)

			734,903		696,522
Premiums on debentures			5,182		6,336
Discounts on debentures			(628)		(846)

		(Won)	739,457	(Won)	702,012

(5)	Term structure of debentures as of June 30, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency	(Won)	2,675,783	(Won)	605,206	(Won)	4,717,269	(Won)	5,920,479	(Won)	4,001,332	(Won)	17,920,069
Debentures in foreign currencies		—		59,108		70,007		573,434		32,354		734,903

13.	OTHER LIABILITIES:

Other liabilities as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Accrued severance benefits (Note 15)	(Won)	332,531	(Won)	319,947
Less: Severance insurance deposits (Note 15)		(165,028)		(193,325)
Allowance for possible losses on acceptances and guarantees		2,564		1,150
Due to trust accounts		732,374		811,339
Accounts payable		5,532,676		2,723,038
Accrued expenses		4,509,856		4,279,216
Advances from customers		302,071		191,642
Unearned revenues		98,709		97,269
Withholding taxes		58,376		3,687
Guarantees deposits received		115,644		111,723
Derivatives liabilities		1,448,420		2,219,630
Accounts for agency business		216,467		233,690
Domestic exchange settlement loans		741,840		258,020
Agency		384,928		280,569
Sundry liabilities (Note 16)		768,835		768,091

	(Won)	15,080,263	(Won)	12,105,686

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

Types	2005		2004
Confirmed acceptances and guarantees in local currency
Payment guarantee for issuance of debentures	(Won)	318	(Won)	472
Payment guarantee for loans		30,869		30,852
Others		335,290		260,497

		366,477		291,821

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		94,452		101,180
Acceptances for letters of guarantee for importers		74,570		62,829
Guarantees for performance of contracts		25,145		32,039
Guarantees for bids		3,076		2,606
Guarantees for borrowings		32,680		26,728
Guarantees for repayment of advances		16,401		23,213
Others		682,799		435,372

		929,123		683,967

		1,295,600		975,788

Unconfirmed acceptances and guarantees
Letters of credit		945,963		1,016,414
Others		877,325		295,360

		1,823,288		1,311,774

	(Won)	3,118,888	(Won)	2,287,562

(2)	Acceptances and guarantees, by customer, as of June 30, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	795,099	(Won)	1,198,658	(Won)	1,993,757	63.93
Small and medium corporations		495,879		620,452		1,116,331	35.79
Public sector and others		2,149		4,178		6,327	0.20
Foreign customer		2,473		—		2,473	0.08

	(Won)	1,295,600	(Won)	1,823,288	(Won)	3,118,888	100.00

Acceptances and guarantees, by customer, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	356,397	(Won)	438,394	(Won)	794,791	34.74
Small and medium corporations		616,849		844,951		1,461,800	63.90
Public sector and others		—		25,514		25,514	1.12
Foreign customer		2,542		2,915		5,457	0.24

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(3)	Acceptances and guarantees, by industry, as of June 30, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Public sector	(Won)	—	(Won)	25,302	(Won)	25,302	0.81
Finance		318,373		2,828		321,201	10.30
Service		279,039		457,184		736,223	23.61
Manufacturing		637,798		1,311,977		1,949,775	62.52
Others		60,390		25,997		86,387	2.76

	(Won)	1,295,600	(Won)	1,823,288	(Won)	3,118,888	100.00

Acceptances and guarantees, by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Finance	(Won)	242,520	(Won)	911	(Won)	243,431	10.64
Service		265,714		346,398		612,112	26.76
Manufacturing		373,205		863,085		1,236,290	54.04
Others		94,349		101,380		195,729	8.56

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(4)	Acceptances and guarantees, by country, as of June 30, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	1,059,988	(Won)	1,823,288	(Won)	2,883,276	92.45
France		194,636		—		194,636	6.24
USA		40,976		—		40,976	1.31

	(Won)	1,295,600	(Won)	1,823,288	(Won)	3,118,888	100.00

Acceptances and guarantees, by country, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	934,036	(Won)	1,311,073	(Won)	2,245,109	98.14
USA		41,752		701		42,453	1.86

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(5)	Allowance for possible losses on confirmed acceptances and guarantees as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005				2004
	Local currency		Foreign currencies		Local currency		Foreign currencies
Normal	(Won)	358,431	(Won)	914,260	(Won)	280,910	(Won)	672,484
Precautionary		5,720		13,968		8,614		10,312
Substandard		290		62		2,042		1,024
Doubtful		1,841		797		225		142
Estimated loss		195		36		30		5

	(Won)	366,477	(Won)	929,123	(Won)	291,821	(Won)	683,967
Allowance for possible losses		2,068		496		551		599

Ratio (%)		0.56		0.05		0.19		0.09

(6)	The percentage of allowance for possible losses on confirmed acceptances and guarantees to outstanding guarantees and acceptances as of June 30, 2005 and 2004, and December 31, 2004, 2003 and 2002 were as follows (Unit: In millions):

	Guarantees and acceptances outstanding		Allowance		Percentage (%)
June 30, 2005	(Won)	1,295,600	(Won)	2,564	0.20
December 31, 2004		975,788		1,150	0.12
June 30, 2004		693,864		1,259	0.18
December 31, 2003		800,297		1,074	0.13
December 31, 2002		1,031,698		2,287	0.22

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the six months ended June 30, 2005 were as follows (Unit: In millions):

	2004		Provision		Payment		Additional increase (decrease)		2005
Accrued severance benefits	(Won)	319,947	(Won)	66,806	(Won)	54,210	(Won)	(12)	(Won)	332,531
Severance insurance deposits		(193,325)		—		(28,297)		—		(165,028)

	(Won)	126,622	(Won)	66,806	(Won)	25,913	(Won)	(12)	(Won)	167,503

As of June 30, 2005 and December 31, 2004, part of severance benefits was contributed to pension funds of Korea Life Insurance Co., Ltd. and Kyobo Life Insurance Co., Ltd, in which the beneficiary is a respective employee. The total severance benefits paid for the six months ended June 30, 2005 amounted to (Won)309,536 million, including the additional severance benefits of (Won)255,326 million relating to early retirements paid in March 2005.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings for others’ business	(Won)	120,728	(Won)	87,685
Unsettled domestic exchange liabilities		38,585		21,395
Prepaid card and debit card liabilities		6,383		4,714
Subscription deposits		33,707		40,085
Other allowances		567,529		611,120
Others		1,903		3,092

	(Won)	768,835	(Won)	768,091

(2)	Other allowances as of June 30, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Loss on branch closure	(Won)	139	(Won)	237
Cash advance service		46,264		45,234
Mileage rewards		77,229		80,676
Claimed assets		1		3
Credit commitments to SPC (Note 19)		370,921		438,343
KAMCO loans sold (Note 19)		228		217
Master Card share agreement		3,215		3,135
Allowances for additional tax payments		—		458
Dormant accounts		14,858		14,976
LG Card		—		23,812
KP Chemical loans sold		4,029		4,029
Subordinate bond		21,460		—
Others		29,185		—

	(Won)	567,529	(Won)	611,120

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of June 30, 2005 and December 31, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. ING Bank N.V. Amsterdam and Euro-Pacific Growth Fund own 13,650,001 shares and 13,376,220 shares (ownership rate: 4.06% and 3.98%, respectively). As of June 30, 2005, 49,034,558 common shares, equivalent to 14.58% of the total issued shares, are listed on the New York Stock Exchange as ADS and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

(2)	Capital surplus

The capital surplus as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005		2004
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		24,291		—

	(Won)	6,255,029	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Appropriations of retained earnings

Appropriations of retained earnings for 2004 as resolved at the general meeting of shareholders on March 18, 2005 are summarized as follows (Unit: In millions):

	Amount
Retained earnings before appropriations:
Accumulated deficits carried over from prior years	(Won)	(176,963)
Valuation of securities accounted for using the equity method		1,614
Net income		555,250

		379,901

Transfers from voluntary reserve:
Discretionary appropriated retained earnings		220,100
Business rationalization reserve		40,760

		260,860

Appropriations:
Legal reserve		55,600
Reserve for financial structure improvement		55,600
Reserve for losses on sale of treasury stock		359,525
Other reserves		1,438
Cash dividends		168,574

		640,737

Unappropriated retained earnings carried forward to the subsequent year	(Won)	24

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. Since the requirement was no longer effective from 2002, business rationalization reserve was transferred to retained earnings, pursuant to the approval at the shareholders’ meeting on March 18, 2005.

5)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

Capital adjustments as of June 30, 2005 and December31, 2004 were as follows (Unit: In millions):

	2005		2004
Treasury stock	(Won)	(13,845)	(Won)	(1,322,320)
Gain on valuation of available-for-sale securities		438,524		707,487
Loss on valuation of held-to-maturity securities		773		—
Increase due to the equity method		33,655		10,443
Decrease due to the equity method		(6,839)		(4,751)
Stock option cost		32,117		29,613
Loss on sales of treasury stock		—		(1,459)

	(Won)	484,385	(Won)	(580,987)

The changes of capital adjustments for the six months ended June 30, 2005 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realized		Deferred tax income		Ending balance
Treasury stocks	(Won)	(1,322,320)	(Won)	—	(Won)	1,308,475	(Won)	—	(Won)	(13,845)
Gain (loss) on valuation of available-for-sale securities		707,487		47,003		(149,629)		(166,337)		438,524
Gain (loss) on valuation of held-to-maturity securities		—		952		(179)		—		773
Change due to the equity method		5,692		18,824		10,766		(8,466)		26,816
Stock options		29,613		4,511		(2,007)		—		32,117
Loss on sales of treasury stock		(1,459)		1,459		—		—		—

	(Won)	(580,987)	(Won)	72,749	(Won)	1,167,426	(Won)	(174,803)	(Won)	484,385

1)	Treasury stock

The Bank, with the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan (ESOP) as a part of an employee benefits and purchased three million shares of treasury stock under the plan. In 2003, the Bank contributed one million shares to the Employee Stock Ownership Association (ESOA). Pursuant to the approval of the Board of Directors on February 3, 2005, the board of directors decided to contribute additional two million shares to the ESOA. One million shares were given on February 23, 2005 and another million shares were given on April 12, 2005. As a result of the contribution, the Bank recognized (Won)996 million of gain on sales of treasury stock as of June 30, 2005.

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761out of 30,623,761 shares previously owned by the Korean government through public bidding at (Won)43,700 per share. As of June 30, 2005, the Bank holds 8.56 percent (28,786,171 shares) of the total common stock issued as treasury stock. For the six months ended June 30, 2005, the Bank has sold 26,680,772 shares of treasury stock for (Won)1,248,664 million at the domestic over-the-counter market and issued 742,989 shares of global depositary receipts on June 16, 2005 for the purpose of increasing net capital and enhancing the quality of the financial structure pursuant to the resolution of the Board of Directors on April 27, 2005. As a result of the sale of treasury stock, the Bank has recognized (Won)35,106 million of gain before tax for the six months ended June 30, 2005. As of June 30, 2005, the Bank has 312,509 (0.09%) treasury shares out of shares issued.

2)	Loss on sales of treasury stock

For six months ended June 30, 2005, due to the exercise of stock options, loss on sales of treasury stock increased by (Won)586 million (before income tax).

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to the executives including the president of the Bank. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of the difference between the market price and the exercise price in cash or treasury stock. The stock options as of June 30, 2005 were as follows:

		Granted shares
	Grant date	Granted		Forfeited		Exercised		Outstanding		Exercise price		Exercise period
Series 1	00.03.18	(Won)	233,940	(Won)	121,411	(Won)	112,529	(Won)	—	(Won)	23,469	03.03.19 ~ 05.03.18
Series 2	01.03.15		214,975		16,882		48,528		149,565		28,027	04.03.16 ~ 09.03.15
Series 3	98.10.31		400,000		—		400,000		—		5,000	01.11.01 ~ 04.10.31
Series 4	99.02.27		280,000		59,892		220,108		—		13,900	02.02.28 ~ 05.02.27
Series 5	00.02.28		267,000		65,218		110,363		91,419		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24		111,000		38,624		20,216		52,160		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16		850,000		200,000		—		650,000		51,200	04.11.17 ~ 09.11.16
Series 8-1	02.03.22		132,000		89,753		—		42,247		57,100	05.03.23 ~ 10.03.22
Series 8-2	02.03.22		490,000		180,691		—		309,309		57,100	05.03.23 ~ 10.03.22
Series 9 (*2)	02.07.26		30,000		—		—		30,000		58,800	05.07.27 ~ 10.07.26
Series 10-1(*1)	03.03.21		140,000		76,557		—		63,443		43,925	06.03.22 ~ 11.03.21
Series 10-2 (*2)	03.03.21		180,000		90,440		—		89,560		35,500	06.03.22 ~ 11.03.21
Series 11(*1)	03.08.27		30,000		24,909		—		5,091		40,500	06.08.28 ~ 11.08.27
Series 12 (*1)	04.02.09		85,000		9,461		—		75,539		46,100	07.02.10 ~ 12.02.09
Series 13-1(*1)	04.03.23		20,000		—		—		20,000		48,650	07.03.24 ~ 12.03.23
Series 13-2 (*2)	04.03.23		10,000		—		—		10,000		47,200	07.03.24 ~ 12.03.23
Series 14 (*1 & 2)	04.11.01		700,000		—		—		700,000		40,600	07.11.02 ~ 12.11.01
Series 15-1(*1)	05.03.18		165,000		—		—		165,000		47,800	08.03.19 ~ 13.03.18
Series 15-2 (*2)	05.03.18		765,000		—		—		765,000		46,800	08.03.19 ~ 13.03.18
Series 16 (*2)	05.04.27		15,000		—		—		15,000		45,700	08.04.28 ~ 13.04.27
Kookmin Credit Card-1 (*3)	01.03.22		22,146		—		—		22,146		71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card - 2 (*1 & 3)	02.03.29		9,990		—		—		9,990		129,100	04.03.30 ~ 11.03.29

		(Won)	5,151,051	(Won)	973,838	(Won)	911,744	(Won)	3,265,469

(*1)	The exercise price is adjusted by reflecting the increase in the average stock price index of banking industry.

(*2)	As the number of shares granted is determined according to the certainty of exercise of stock options and performance record for the contract period of service provided after the grant date, the number of shares granted is computed based on the assumption that the performance evaluation result falls into the highest salary in the bracket.
(*3)	In addition, the Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

The Bank granted stock options of 30,000 shares to the directors with the approval of the Board of Directors on July 22, 2005.

(2)	The compensation cost of the stock option is calculated based on the fair value basis method. The main assumptions used under the fair value basis method were as follows:

	Current stock price		Risk free interest rate (%)	Exercise Period(years)	Volatility (%)	Expected dividend’s rate of return (%)	Compensation cost per share
Series 1	(Won)	21,441	9.32	4	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.5	70.30	2.47		15,987
Series 3		5,430	9.74	3	59.06	1.14		1,395
Series 4		33,750	4.74	0.33	73.30	1.93		19,850
Series 5		33,750	4.74	1.33	73.30	1.93		13,320
Series 6		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3	58.90	—		18,364
Series 8-1		58,000	6.14	3	53.56	—		24,494
Series 8-2		58,000	6.14	3	53.56	—		24,494
Series 9		53,900	5.73	3	43.09	—		17,333
Series 10-1		36,500	4.74	3	48.77	—		11,423
Series 10-1		36,500	4.74	3	48.77	—		14,073
Series 11		41,100	5.75	3	44.48	—		15,098
Series 12		47,000	4.90	3	42.74	—		16,430
Series 13-1		45,900	4.67	3	42.74	—		14,609
Series 13-2		45,900	4.67	3	42.74	—		15,120
Series 14		37,400	3.54	3	44.14	—		12,051
Series 15-1		46,300	4.10	3	42.06	—		14,697
Series 15-2		46,300	4.10	3	42.06	—		15,066
Series 16		43,800	3.88	3	41.78	—		13,552
Kookmin Credit Card-1		27,200	5.17	3	46.02	—		8,447
Kookmin Credit Card - 2		55,900	6.39	2	49.24	20.00		6,536

(3)	Compensation costs, which were included in the operation cost as of June 30, 2005 and to be included later for the grant of the stock options, were as follows (Unit: In millions):

	Prior period	Current period	After current period	Total
Series 2	(Won) 2,391	(Won) —	(Won) —	(Won)	2,391
Series 5	1,218	—	—		1,218
Series 6	893	—	—		893
Series 7	11,937	—	—		11,937
Series 8-1	949	86	—		1,035
Series 8-2	7,264	312	—		7,576
Series 9	419	87	14		520

	Prior period		Current period		After current period		Total
Series 10-1		559		111		55		725
Series 10-2		950		221		89		1,260
Series 11		34		43		—		77
Series 12		388		622		231		1,241
Series 13-1		76		162		55		293
Series 13-2		38		57		56		151
Series 14		238		1,637		6,561		8,436
Series 15-1		—		202		2,223		2,425
Series 15-2		—		960		10,565		11,525
Series 16		—		11		192		203
Kookmin Credit Card-1		187		—		—		187
Kookmin Credit Card-2		65		—		—		65

	(Won)	27,606	(Won)	4,511	(Won)	20,041	(Won)	52,158

(4)	The weighted average exercise cost is (Won)45,908 and the weighted average fair value is (Won)15,972 as of June 30, 2005.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	As of June 30, 2005 and December 31, 2004, the Bank has (Won)6,285 million and (Won)9,396 million, respectively, of endorsed notes relating to the repurchase bills bought in foreign currencies.

(2)	The Bank holds written-off loans, which have not been terminated of the claim for borrowers and guarantors, amounting to (Won)7,080,326 million and (Won)6,629,858million as of June 30, 2005 and December 31, 2004, respectively.

(3)	As of June 30, 2005, the Bank has entered into commitments to provide credit line of (Won)4,680,827 million and to purchase commercial papers amounting to (Won)1,311,300 million with several special purpose companies. Commitments to provide credit line and to purchase commercial paper with a one year term amount to (Won)31,000 million and (Won)760,000 million, respectively. Under these commitments, the Bank extended (Won)179,718 million of loans to the companies and recognized (Won)370,921 million of expected loss as other allowance. As of June 30, 2005, the Bank has (Won)65,868 million of outstanding commitments to provide foreign currency loans, and the amount of commitments within one year term is (Won)10,244 million.

(4)	The Bank entered into the business cooperation agreements with Woori Credit Card, Citibank and Nonghyup for the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(5)	As of June 30, 2005, post settlements on the loan sales transactions with Korea Asset Management Corporation (“KAMCO”) have been completed. Accordingly, the Bank has provided allowances of (Won)228 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)692 million.

(6)	As of June 30, 2005 and December 31, 2004, the Bank recorded receivables amounting to (Won)5,209,258 million and (Won)2,286,066 million, and payables amounting to (Won)5,216,373 million and (Won)2,283,394 million for unsettled foreign currency spot transactions.

(7)	As of December 31, 2005, the Bank faces 170 pending legal actions involving aggregate damages of (Won)353,895 million. On the other hand, the Bank also has filed 241 lawsuits, which are still pending, with aggregate claims of (Won)143,128 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

(8)	The notional amounts outstanding for derivative contracts as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005						2004
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate futures	(Won)	1,032,258	(Won)	—	(Won)	1,032,258	(Won)	605,224	(Won)	—	(Won)	605,224
Interest rate swaps (*1)		29,779,980		1,268,850		31,048,830		31,951,803		1,007,900		32,959,703
Interest rate options purchased		351,220		—		351,220		354,190		—		354,190
Interest rate options sold		771,220		—		771,220		854,190		—		854,190

		31,934,678		1,268,850		33,203,528		33,765,407		1,007,900		34,773,307

Currency:
Currency forwards (*1)		87,940,440		—		87,940,440		53,943,197		—		53,943,197
Currency futures (*1)		2,976,087		—		2,976,087		2,537,269		—		2,537,269
Currency swaps (*1)		4,176,599		—		4,176,599		4,184,152		—		4,184,152
Currency options purchased		323		—		323		245,387		—		245,387
Currency options sold		124		—		124		270,247		—		270,247

		95,093,573		—		95,093,573		61,180,252		—		61,180,252

Stock:
Stock index futures		61,542		—		61,542		3,406		—		3,406
Stock options purchased		2,171,260		—		2,171,260		1,743,480		—		1,743,480
Stock options sold		2,181,260		—		2,181,260		1,729,630		—		1,729,630

		4,414,062		—		4,414,062		3,476,516		—		3,476,516

Other:										—
Gold index purchased		146,268		—		146,268		—		—		—
Gold index sold		146,268		—		146,268		—		—		—

		292,536		—		292,536		—		—		—

	(Won)	131,734,849	(Won)	1,268,850	(Won)	133,003,699	(Won)	98,422,175	(Won)	1,007,900	(Won)	99,430,075

June 30, 2005

	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	171	(Won)	—	(Won)	171	(Won)	4,360
		(2,010)		—		(2,010)		—
Interest rate options sold		2,664		—		2,664		—
		(265)		—		(265)		(3,605)
Interest rate swaps (*1)		226,419		—		226,419		174,376
		(202,319)		(19,604)		(221,923)		(214,312)

		229,254				229,254		178,736
		(204,594)		(19,604)		(224,198)		(217,917)

Currency:
Currency forwards (*1)		606,398		—		606,398		825,465
		(702,281)		—		(702,281)		(965,375)
Currency swaps (*1)		39,670		—		39,670		384,436
		(58,559)		—		(58,559)		(220,593)
Currency options purchased		3		—		3		—
		—		—		—		(1)
Currency options sold		—		—		—		—
		—		—		—		(3)

		646,071		—		646,071		1,209,901
		(760,840)		—		(760,840)		(1,185,972)

Stock:
Stock option purchased		6,331		—		6,331		41,911
		(10,416)		—		(10,416)		—
Stock option sold		10,853		—		10,853		—
		(5,765)		—		(5,765)		(42,528)

		17,184		—		17,184		41,911
		(16,181)		—		(16,181)		(42,528)

Other:
Gold index purchased		882		—		882		2,018
		(764)		—		(764)		—
Gold index sold		763		—		763		—
		(777)		—		(777)		(2,003)

		1,645		—		1,645		2,018
		(1,541)		—		(1,541)		(2,003)

		894,154		—		894,154		1,432,566
	(Won)	(983,156)	(Won)	(19,604)	(Won)	(1,002,760)	(Won)	(1,448,420)

December 31, 2004

	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	734	(Won)	—	(Won)	734	(Won)	6,202
		(2,252)		—		(2,252)		—
Interest rate options sold		2,832		—		2,832		—
		(2,163)		—		(2,163)		(17,757)
Interest rate swaps (*1)		117,925		—		117,925		316,333
		(92,193)		(12,263)		(104,456)		(354,023)

		121,491		—		121,491		322,535
		(96,608)		(12,263)		(108,871)		(371,780)

Currency:
Currency forwards (*1)		428,226		—		428,226		1,519,636
		(473,538)		—		(473,538)		(1,486,626)
Currency swaps (*1)		95,485		—		95,485		476,703

	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total
		(75,278)		—		(75,278)		(287,203)
Currency options purchased		467		—		467		281
		(1,389)		—		(1,389)		(887)
Currency options sold		434		—		434		827
		(75)		—		(75)		(379)

		524,612		—		524,612		1,997,447
		(550,280)		—		(550,280)		(1,775,095)

Stock:
Stock option purchased		879		—		879		72,002
		(39,987)		—		(39,987)		—
Stock option sold		30,795		—		30,795		—
		(1,063)		—		(1,063)		(72,755)

		31,674		—		31,674		72,002
		(41,050)		—		(41,050)		(72,755)

		677,777		—		677,777		2,391,984
	(Won)	(687,938)	(Won)	(12,263)	(Won)	(700,201)	(Won)	(2,219,630)

(*1)	For transaction between local currency and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds and structured bonds. As of June 30, 2005, the Bank recognized the gain on valuation of fair value hedged items amounting (Won)19,604 million. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(9)	The Bank has credit linked notes issued by Morgan Stanley for the commission gain as of June 30, 2005 as follows. (Unit: In thousands)

Contract date	Expired date	2005	2004	Reference entity
2003.3.24	2006.3.24	$40,000	$40,000	KDB, KEPCO, POSCO, KT

If there are certain credit events in the reference entities, the CLN is early redeemed. The Bank will receive the debt securities of the reference entities or the same amount of money as the securities.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

(1)	Assets and liabilities denominated in foreign currencies as of June 30, 2005 and December 31, 2004 were as follows:

	2005				2004
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	156,897	(Won)	160,725	US$	119,501	(Won)	124,735
Due from banks-foreign currencies		639,656		655,264		581,957		607,447
Securities-foreign currencies		861,712		882,737		910,909		950,807
Loans in foreign currencies		5,071,515		5,195,260		3,698,819		3,860,828
Bills bought in foreign currencies		866,661		887,808		550,665		574,785
Call loans		27,117		27,779		183,736		191,784

Liabilities:
Deposits-foreign currencies		1,516,577		1,553,583		1,373,885		1,434,061
Borrowings-foreign currencies		3,001,350		3,074,583		2,433,665		2,540,260
Due to BOK		1,032		1,057		1,923		2,007
Call money in foreign currencies		402,470		412,291		13,111		13,685
Debentures-foreign currencies		717,398		734,903		667,294		696,522
Foreign exchange remittance pending	US$	37,666	(Won)	38,585	US$	20,497	(Won)	21,395

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

(1)	The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the six months ended June 30, 2005 and 2004 were as follows (Unit: In millions):

	2005					2004
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Assets
Due from Banks(*1)	(Won)	894,521	(Won)	11,363	2.56	(Won)	764,857	(Won)	4,138	1.09
Securities		21,658,965		495,915	4.62		18,328,788		528,510	5.80
Loans		134,073,555		4,542,051	6.83		139,995,048		5,273,398	7.58

	(Won)	156,627,041	(Won)	5,049,329	6.50	(Won)	159,088,693	(Won)	5,806,046	7.34

Liabilities
Deposits	(Won)	124,693,497	(Won)	1,633,482	2.64	(Won)	131,367,968	(Won)	2,018,923	3.09
Borrowings		10,917,438		157,534	2.91		11,761,810		179,322	3.07
Debentures		20,809,877		559,368	5.42		17,308,415		530,500	6.16

	(Won)	156,420,812	(Won)	2,350,384	3.03	(Won)	160,438,193	(Won)	2,728,745	3.42

(*1)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	Selling and administrative expenses for the six months ended June 30, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Salaries	(Won)	709,134	(Won)	575,691
Provision for severance benefits		66,806		55,163
Other employee benefits		212,827		164,335
Rent		43,478		36,949
Depreciation and amortization		156,635		201,979
Taxes and dues		55,665		60,150
Advertising		15,571		16,835
Development expenses		65,939		61,459
Servicing fee		39,383		44,331
Other selling and administrative expenses		101,436		99,478

	(Won)	1,466,874	(Won)	1,316,370

(2)	Other selling and administrative expenses for the six months ended June 30, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Communication	(Won)	17,176	(Won)	17,999
Electricity and utilities		7,684		8,138
Publication		9,450		10,948
Repairs maintenance		7,528		8,011
Vehicle		13,558		13,563
Travel		1,766		2,084
Training		8,633		9,599
Other		35,641		29,136

	(Won)	101,436	(Won)	99,478

23.	NON-OPERATING INCOME AND EXPENSES:

(1)	Non-operating income and expenses for the six months ended June 30, 2005 and 2004 consisted of (In millions):

	2005		2004
Non-operating income:
Gain on disposal of tangible assets	(Won)	8,644	(Won)	1,688
Reversal of tangible assets impairment loss		500		—
Rental income		1,650		1,456
Gain on valuation of securities accounted for using the equity method		53,152		20,886
Gain on disposal of available-for-sale securities		168,122		100,192
Gain on redemption of held-to-maturity securities		—		1,509
Gain on disposal of securities accounted for using the equity method		—		79
Loss on sale of loans		71,593		23,769
Others		103,854		98,841

	(Won)	407,515	(Won)	248,420

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	1,827	(Won)	1,537
Loss on valuation of securities accounted for using the equity method		8,916		4,407
Loss on disposal of available-for-sale securities		9,666		9,893
Impairment loss on available-for-sale securities		6,085		59,759
Loss on sale of loans		1,417		511,267
Severance benefits		255,326		50,029

	2005		2004
Others		54,657		56,091

	(Won)	337,894	(Won)	692,983

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the six months ended June 30, 2005 and 2004 are summarized as follows (Unit: In millions):

	2005			2004(*)
Income before income tax		(Won)	1,310,120		(Won)	447,364
Taxable and non-deductible items
Temporary difference	3,660,068			1,503,102
Permanent difference	689,078		4,349,146	56,000		1,559,102

Deductible and non-taxable items
Temporary difference	(2,905,377)			(1,490,218)
Permanent difference	(741,558)		(3,646,935)	(37,589)		(1,527,807)

Taxable income		(Won)	2,012,331		(Won)	478,659

(*)	Adjustment in relation to the private equity fund is not reflected on the income for the six months ended June 30, 2004.

(2)	The tax effects on temporary differences and tax loss carryforwards that gave rise to significant portions of the deferred income tax assets for the six months ended June 30, 2005 were as follows (Unit: In millions):

	Korean Won
	Beginning balance (*)		Deduction		Addition		Ending balance
Loss on fair value hedges	(Won)	(3,502)	(Won)	(3,502)	(Won)	(22,813)	(Won)	(22,813)
Allowance for loan losses		178,580		116,934		487,525		549,171
Accrued interest		(309,506)		(309,506)		(328,711)		(328,711)
Tangible asset impairment losses		2,296		2,296		1,267		1,267
Deferred loan organization fee and cost		(48,888)		(48,888)		(55,313)		(55,313)
Interest on ELD		41,937		—		32,581		74,518
Stock options		29,613		29,613		32,116		32,116
Allowance for possible losses of confirmed acceptances and guarantees		1,150		1,150		2,563		2,563
Valuation loss on derivatives financial instruments		(137,573)		(137,573)		54,307		54,307
Goodwill		(457,014)		(39,172)		—		(417,842)
Discount present value		4,279		4,279		1,406		1,406
Dividends from SPC		131,186		—		128,613		259,799
Others		1,581,558		1,191,604		959,686		1,349,640

		1,014,116		807,235		1,293,227		1,500,108

	Korean Won
	Beginning balance (*)		Deduction	Addition	Ending balance
The exclusion of deferred income tax
Goodwill		(457,014)				(417,842)
Valuation of securities (Capital adjustments)		(444,481)				—
Dividends from SPC		131,186				259,799
Other		458				49,502

		1,783,967				1,608,649
Statutory tax rate		27.5%				27.5%

Deferred income tax assets	(Won)	490,591			(Won)	442,378

(*)	The final tax return and adjustments in relation to the private equity fund are reflected in the beginning deferred income tax assets.

(3)	Income tax expense for the six months ended June 30, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Income tax currently payable	(Won)	553,099	(Won)	57,308
Changes in deferred tax assets		48,213		57,757
Retained earnings and other capital surplus adjustments		(184,569)		(576)
Income tax expense of overseas branch		3,426		—

Income tax expense	(Won)	420,169	(Won)	114,489

(4)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5% and 29.7% for the six months ended June 30, 2005 and 2004, respectively. However, due to tax adjustments, the effective tax rates for the six months ended June 30, 2005 and 2004 are 32.07% and 32.22%, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the six months ended June 30, 2005 the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Net income per share for common stock for the six months ended June 30, 2005 was computed as follows:

1)	Outstanding capital stock

	Number of shares	Number of shares Number of dates
Number of common shares outstanding-beginning balance	336,379,116	30,274,120,440
Number of treasury stock outstanding-beginning balance	(29,881,209)	(2,689,308,810)
Sale of treasury stock	29,568,700	28,388,214,041

	336,066,607	55,973,025,671

Weighted average number of common shares outstanding : 55,973,025,671 ÷ 181 = 309,243,236 shares

2)	The basic net income per share for the six months period June 30, 2005 is as follows (Unit: In won)

	Common shares
Net income (=ordinary income)	(Won)	889,950,771,054
Weighted average number of common shares outstanding		309,243,236

Net income per share	(Won)	2,878

Ordinary income per share	(Won)	2,878

The ordinary income for the six months ended June 30, 2005 equals to net income because there are no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,176.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the six months ended June 30, 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options and treasury stock contributed to Employee Stock Ownership Plan in April 2005 were considered for the computation of diluted earnings per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the six months ended June 30, 2005 was computed as follows:

1)	Diluted net income (ordinary income) (*1) : (Won)889,950,771,054
2)	Number of common shares and diluted securities: 309,243,236 + 140,129 (*2) = 309,383,365 (shares)
3)	Diluted net income (ordinary income) per share: (Won) 889,950,771,054÷ 309,383,365 (shares) = (Won)2,877

(*1)	The stock options, which were included in the diluted shares, have no effect on net income because the contracted service period has expired as of June 30, 2005.
(*2)	The 140,129 shares of treasury stock in stock options are included in diluted shares.

Diluted net income (ordinary income) per share for the year ended December 31, 2004 was (Won)1,176.

(3)	Dilutive securities

As of June 30, 2005, dilutive securities are summarized as follows (Unit: won, shares):

	Exercise period	Common stock to be issued	Condition for conversion
Stock options	Mar. 1, 2003 ~ Apr. 27, 2013	3,265,469	(Won) 25,100 ~ 129,100 per share

26.	TRUST ACCOUNTS:

(1)	As of June 30, 2005 and 2004, major financial information related to the trust accounts were as follows (Unit : In millions)

	2005		2004
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	73,891	(Won)	58,974
Commissions from early redemption in trust accounts		9		52

	(Won)	73,900	(Won)	59,026

Operating expenses of trust operation:
Interest expense on borrowings from trust accounts	(Won)	14,411	(Won)	32,474

(2)	As of June 30, 2005 and December 31, 2004, significant balances related to the trust accounts were as follows (Unit : In millions)

	2005		2004
Assets:
Accrued receivable trust fees	(Won)	130,849	(Won)	86,472

Liabilities:
Borrowings from trust accounts	(Won)	732,374	(Won)	811,339

(3)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and the repayment of principal consisted of following (Unit: In millions):

	Name of fund	Book value		Fair value		Charge to Bank account
Trust accounts guaranteeing the repayment of principal:	Old age pension (*)(**)	(Won)	30,088	(Won)	29,978	—
	Personal pension (*)(**)		2,244,903		2,233,199	—
	Pension trust		289,635		289,635	—
	Retirement trust		264,481		264,481	—
	New personal pension		63,752		63,752	—
	New old age pension		320,058		320,058	—

			3,212,917		3,201,103	—

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*)		92,158		95,258	—
	Unspecified monetary trust (*)		163		163	—

			92,321		95,421	—

		(Won)	3,305,238	(Won)	3,296,524	—

(*)	These funds were not stated at fair value but at book value.
(**)	For the old age pension and the personal pension trust, even though the fair value was less than book value, the difference was not charged to the Bank operation because these are based on performance and the Bank is not responsible for the losses of the trusts.

27.	SEGMENT INFORMATION:

(1)	As of June 30, 2005, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the six months ended June 30, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Cash and due from bank	(Won)	1,978,238	(Won)	195,857	(Won)	4,030	(Won)	3,480,412	(Won)	574,342	(Won)	6,232,879
Securities		—		204,460		144,511		25,707,452		2,106,272		28,164,695
Loans		81,535,264		41,321,421		7,082,059		3,788,176		23,554		133,750,474
Fixed assets		949,367		102,039		46,703		12,905		1,390,458		2,501,472
Other assets		1,343,457		101,675		57,247		7,407,213		1,404,178		10,313,770

	(Won)	85,806,326	(Won)	41,927,452	(Won)	7,334,550	(Won)	40,396,158	(Won)	5,498,804	(Won)	180,963,290

Operating revenue	(Won)	2,943,081	(Won)	1,336,595	(Won)	1,145,922	(Won)	3,207,295	(Won)	452,670	(Won)	9,085,563

(2)	Financial information on the Bank’s geographical segments as of and for the six months ended June 30, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Cash and due from bank	(Won)	6,179,198	(Won)	53,681	(Won)	6,232,879
Securities		28,164,695		—		28,164,695
Loans		133,329,547		420,927		133,750,474
Fixed assets		2,498,797		2,675		2,501,472
Other assets		10,300,636		13,134		10,313,770

		180,472,873		490,417		180,963,290

Operating revenue	(Won)	9,061,953	(Won)	23,610	(Won)	9,085,563

28.	RELATED PARTY TRANSACTIONS:

(1)	Significant balances with related parties as of June 30, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005				2004
	Assets		Liabilities		Assets		Liabilities
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	109,472	(Won)	125,750	(Won)	79,968	(Won)	117,237
KB Investment Co., Ltd.		—		18,862		—		17,739
KB Futures Co., Ltd.		2,634		12,204		22		11,024
KB Data System Co., Ltd.		72		14,389		98		18,743
KB Asset Management		—		35,970		—		26,253
KB Real Estate Trust		16,475		292		33,975		1,916
KB Credit Information		—		18,672		—		22,363
KB Life Insurance Co., Ltd.		2,274		3,024		3,037		7,203
Pacific IT Investment Partnership		—		13		—		—
NPC 02-4 Kookmin Venture Fund		—		15,806		—		—
Jooeun Industrial Co., Ltd.		69,679		—		70,808		—
Kookmin Bank International Ltd. (London)		215,113		58,716		245,772		101,812
Kookmin Bank Hong Kong Ltd.		283,197		1,914		171,820		12,145

	(Won)	698,916	(Won)	305,612	(Won)	605,500	(Won)	336,435

(2)	Significant transactions with related parties for six months ended June 30, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Revenue		Expenses		Revenue		Expenses
Trust accounts (trust accounts guaranteeing fixed rate of return and the repayment of principal)	(Won)	46,009	(Won)	2,104	(Won)	22,928	(Won)	8,272
KB Investment Co., Ltd.		—		306		—		193
KB Futures Co., Ltd.		10		688		47		366
KB Data System Co., Ltd.		12		8,932		—		7,585
KB Asset Management		—		578		—		531
KB Real Estate Trust		1,068		—		1,066		32
KB Credit Information		84		21,992		70		16,573
KB Life Insurance Co., Ltd.		18,458		22		1,649		—
Pacific IT Investment Partnership		—		4		—		—
NPC02-4 Kookmin Venture Fund		—		184		—		—
Kookmin Bank International Ltd. (London)		3,118		2,671		1,683		2,652
Kookmin Bank Hong Kong Ltd.		3,199		914		—		—
Kookmin Finance Asia Ltd. (HK).		—		—		1,894		1,114

	(Won)	71,958	(Won)	38,395	(Won)	29,337	(Won)	37,318

29.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the six months ended June 30, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Cash on hand	(Won)	2,488,696	(Won)	2,600,621
Foreign currencies		160,725		174,415
Due from banks in local currency		2,929,351		4,350,847
Due from banks in foreign currency		655,264		706,822

		6,234,036		7,832,705
Restricted due from banks		(2,866,568)		(4,388,882)

	(Won)	3,367,468	(Won)	3,443,823

(3)	Significant transactions not involving cash inflows and outflows for the six months ended June 30, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Write-offs of loans and decrease of loans from principal reduction	(Won)	941,721	(Won)	2,428,492
Increase (decrease) in allowance resulting from sale of non-performing loans and repurchase		(83,832)		173,502
Increase in available-for-sale securities resulting from the debt to equity swap		—		3,626
Changes in capital adjustments from valuation of securities		(247,066)		91,031
Reclassification of available-for-sale securities to held-to-maturity securities		60,091		—

31.	SUBSEQUENT EVENT:

After the balance sheet date, the Bank identified approximately (Won)65 billion of employee’s misappropriation of certificates of deposits (CDs). As of the report date, the misappropriation is under investigation by the Bank and the Financial Supervisory Service. The ultimate loss resulting from the misappropriation is not certain, but the management does not expect that the ultimate loss would have material effect on the financial statements.